
05047042

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.7 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION



Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

BankFinancial Corporation
(Exact Name of Registrant as Specified in Charter)

0001303942
(Registrant's CIK Number)

Exhibit 99.7 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-119217
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))


PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burr Ridge, State of Illinois, on March 11, 2005.

BANKFINANCIAL CORPORATION



By: ______________________
F. Morgan Gasior
Chairman of the Board, Chief Executive Officer and President

PRO FORMA VALUATION UPDATE REPORT
CONVERSION STOCK OFFERING

BANK FINANCIAL CORPORATION

BANKFINANCIAL, F.S.B.
Burr Ridge, Illinois

Dated As Of:
February 18, 2005

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

February 18, 2005

Board of Directors
BankFinancial MHC, Inc.
BankFinancial Corporation
BankFinancial, F.S.B.
15W060 North Frontage Road
Burr Ridge, Illinois 60527

Members of the Board of Directors:

We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This updated appraisal (the "Second Update"), is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this updated appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated September 10, 2004 (the "Original Appraisal"), and our updated appraisal, dated October 29, 2004 (the "First Update"), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance

In January 1999, BankFinancial, F.S.B. ("BankFinancial" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, BankFinancial formed BankFinancial Corporation (the "Company") and BankFinancial MHC, Inc. (the "MHC"), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. BankFinancial became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of the Company, and the Company became the wholly-owned subsidiary of the MHC.

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

holding company parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland holding company, and all of the common stock of BankFinancial Corporation will be owned by public stockholders. In this Second Update, the three entities will be collectively referred to as "BankFinancial" or the "Company".

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank's newly formed employee stock ownership plan ("ESOP") and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

It is anticipated that the shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members of BankFinancial. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in BankFinancial's financial condition, including financial data through December 31, 2004; (2) an updated comparison of BankFinancial's financial condition and operating results versus the Peer Group companies identified in the First Update; and (3) a review of stock market conditions since the date of the First Update.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP®

Financial, LC., ("RP Financial") is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2004 and updated financial information through December 31, 2004. BankFinancial's assets increased by $21.1 million, or 1.4%, from September 30, 2004 to December 31, 2004. The increase in assets was evident in the earning assets portfolio, with the balances of loans receivable increasing by $14.3 million, equal to 1.3% growth, and investment securities increasing by $9.2 million, or 3.3%. Fixed assets increased nominally and total intangibles decreased due to continued amortization of the core deposit intangible.

Table 1
BankFinancial Corporation
Recent Financial Data

	At Sept. 30, 2004		At Dec. 31, 2004	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$1,471,698	100.0%	$1,492,782	100.0%
Cash, cash equivalents	31,668	2.2	29,298	2.0
Investment securities	283,124	19.2	292,319	19.6
Loans receivable, net	1,083,196	73.6	1,097,483	73.5
Fixed Assets	32,717	2.2	32,954	2.2
Goodwill/Core Dep. Intang.	21,169	1.4	20,747	1.4
Deposits	$1,124,791	76.4%	1,115,696	74.7%
Borrowings	229,446	15.6	264,742	17.7
Total equity	93,393	6.4	94,888	6.4
Tangible equity	72,224	4.9	74,141	5.0

Table 1 (continued)
BankFinancial Corporation
Recent Financial Data

	12 Months Ended September 30, 2004		12 Months Ended December 31, 2004	
	Amount ($000)	(%)(1)	Amount ($000)	(%)(1)
Summary Income Statement				
Interest income	$65,160	4.46%	$66,298	4.55%
Interest expense	(25,440)	(1.74)	(23,470)	(1.61)
Net interest income	$39,720	2.72%	$42,828	2.94%
Recoveries of loan loss provisions	516	0.04	22	0.00
Net interest income after provision	$40,236	2.76%	$42,850	2.94%
Non-interest operating income	$7,903	0.54%	$8,138	0.56%
Amortization of core dep. intang.	(1,717)	(0.12)	(1,701)	(0.12%)
Non-interest operating expense	(40,529)	(2.78)	(40,221)	(2.76)
Net operating income	$5,893	0.40%	$9,066	0.62%
Loss/impairment of AFS securities	($14,966)	(1.02%)	($8,793)	(0.60%)
Gain on sale of investments	419	0.03	599	0.04%
Gain on sale of loans	646	0.04	321	0.02%
Total non-operating inc (exp.)	($13,901)	(0.95%)	($7,873)	(0.54%)
Income (loss) before taxes	($8,008)	(0.55%)	$1,193	0.08%
Income taxes	3,957	0.27	(264)	0.02
Net income (loss)	($4,051)	(0.28%)	$1,457	0.10%
Estimated core income (expense)				
Net income (loss)	($4,051)	(0.28%)	$1,457	0.10%
Add (subtract)				
Total non-operating expense	$13,901	0.95%	$7,873	0.54%
Income taxes @ 39.75%	(5,525)	(0.38)	(3,129)	(0.21)
Estimated core net income	$4,325	0.29%	$6,201	0.43%

Sources: BankFinancial's prospectus, audited and unaudited financial statements, and RP Financial calculations.

(1) Percent of average assets.

Total deposits decreased by $9.1 million, or 0.8%, as increases of NOW, savings accounts and time deposits were offset by declines in money market deposit accounts and passbook accounts. Total borrowings, which consist mostly of FHLB advances, increased by $35.3 million, as the additional borrowings were utilized for replacing deposits and funding additional earning assets. The borrowings include a $30.0 million borrowing at the MHC which is intended to be paid off using conversion proceeds. The Bank's equity base increased by $1.5 million, or 1.6%, due to additions to retained earnings and a positive after-tax adjustment to the securities held as available for sale ("AFS"). The combination of the slight increase in the asset base and the increase in equity served to keep the Bank's equity-to-assets ratio at 6.4% for both time periods. BankFinancial's tangible equity-to-assets ratio improved from 4.9% to 5.0% over the same time period, as intangibles decreased.

Updated credit quality measures indicated an improvement in overall asset quality, as the ratio of non-performing loans-to-loans declined from 0.63% at September 30, 2004 to 0.59% at December 31, 2004. In addition, the allowance for loan losses improved to 168.90% of non-performing loans at December 31, 2004 from 158.95% at September 30, 2004. The Bank's allowance for loan losses was $11.0 million, or 1.00% of total loans at December 31, 2004, compared to $10.9 million, or 1.01% of total loans at September 30, 2004.

BankFinancial's operating results for the twelve months ended September 30, 2004 and December 31, 2004 are also set forth in Table 1. The Bank reported income of $1.5 million, or 0.10% for the most recent twelve month period. Estimated core after-tax net income increased to $6.2 million or 0.43% of average assets for the same time period. The estimated core net income for the twelve months ended December 31, 2004 excludes the impact of certain non-recurring items, including the loss on the impairment of securities held as AFS, and gains reported on the sale of securities and loans. The increase in updated estimated core earnings was supported by higher net interest income.

The increase in net interest income was facilitated by an overall yield/cost spread of 2.92% for the twelve months ended December 31, 2004. This trend was evident in the net interest income to average assets ratio which increased from 2.72% for the twelve months ended September 30, 2004 to 2.94% for the twelve months ended December 31, 2004. The most significant benefit came from a lower interest expense ratio, indicative of the current overall low interest rate environment and a lower level of purchase accounting adjustments related to a previous acquisition, while at the same time the level of interest income increased slightly as a percent of average assets.

Operating expenses as a percent of average assets decreased from 2.78% for the twelve months ended September 30, 2004 to 2.76% for the twelve months ended December 31, 2004. The dollar amount of operating expenses decreased by $0.3 million reflecting moderate changes in various expense categories. These lower expenses, along with the slight increase in the asset base, resulted in the decline of the operating expense ratio. The increase in the net interest income ratio and the lower operating expense ratio provided for a higher updated expense coverage ratio (net interest income divided by operating expenses, excluding intangibles amortization) of 1.07x for the twelve months ended December 31, 2004, versus a comparable ratio of 0.98x for the twelve months ended September 30, 2004. Separate from operating expenses, the Bank recorded core deposit amortization expense of 0.12% of average assets for the twelve months ended December 31, 2004.

Non-interest operating income remained a contributor to the Bank's updated earnings, with such income increasing from 0.54% of average assets for the twelve months ended September 30, 2004 to 0.56% of average assets for the twelve months ended December 31, 2004. The slight increase in non-interest operating income was attributable to changes in the level of service fees and charges along with other miscellaneous income, including insurance commission and annuities income and income from real estate owned properties. Overall, when factoring non-interest operating income into earnings capacity, the Bank's updated efficiency ratio of 78.9% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was more favorable than the 85.3% efficiency ratio recorded for the twelve months ended September 30, 2004. Intangibles amortization decreased slightly in the most recent twelve month period examined, as the amortization expense of the core deposit intangible continued to decrease.

The Bank continued to record a recovery on allowances for loan losses for the most recent twelve month period, equaling $22,000 for the twelve month ended December 31, 2004. This was derived after considering past and current loss experience, evaluations of real estate collateral, changes in composition of the loan portfolio, levels and trends in non-performing loans and real estate owned, and other factors. As of December 31, 2004, valuation allowances totaled $11.0 million, equal to 1.00% of net loans receivable and 168.9% of non-performing loans.

Non-operating income and expenses continued to affect the income statement. The most recent period examined continued to include the loss recognized on the impairment of securities held as AFS, along with minor levels of gains on the sale of investments and loans. Non-operating expense totaled $7.9 million, which was excluded from estimated core earnings. Estimated after-tax core earnings totaled $6.2 million, or 0.43% of average assets.

2. Peer Group Financial Comparisons

Tables 2, 3 and 4 present financial characteristics, operating results and credit risk information for BankFinancial, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through December 31, 2004 and September 30, 2004 or December 31, 2004, respectively. One Peer Group member from the Original Appraisal and First Update, Camco Financial Corp., is no longer available as a Peer Group company as a result of a recently completed conversion to a commercial bank charter. For this Second Update, the Peer Group will consist of the remaining nine companies.

As shown in Table 2, in general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the First Update. Consistent with the First Update, the Bank's updated interest-earning asset composition reflected a lower concentration of loans and a higher concentration of cash and investments. The Bank maintained a similar level of interest-earning assets compared to the Peer Group, as updated interest-earning assets-to-assets ratios equaled 95.1% and 94.3%, respectively.

The updated mix of deposits and borrowings maintained by BankFinancial and the Peer Group also did not change significantly from the First Update. BankFinancial's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.4% and 88.9% for the Bank and the Peer Group, respectively. BankFinancial posted an updated tangible equity-to-assets ratio of 5.0%, which remained below the comparable Peer Group ratio of 8.7%. BankFinancial's updated IEA/IBL ratio equaled 102.9%, well below the comparable Peer Group ratio of 106.1%. As discussed in the First Update, the additional capital realized from stock proceeds should serve to increase BankFinancial's IEA/IBL ratio, as it will reduce the level of liabilities funding assets and the cash proceeds will primarily be deployed into interest-earning assets.

Updated growth rates for BankFinancial are based on growth for the twelve months ended December 31, 2004, while the Peer Group's growth rates are based on growth for the twelve months ended September 30, 2004 or December 31, 2004 as noted. Updated asset growth rates continued to reflect lower asset growth for the Bank, as the Bank recorded a 2.4% increase in assets compared to a 14.9% growth rate for the Peer Group. BankFinancial's asset composition showed little change, while the Peer Group's asset growth reflected loan growth of 20.8% and a 6.6% decline in cash and investments.

Moderate deposit growth resulted in a 1.3% decline in the Bank's borrowed funds. Comparatively, asset growth for the Peer Group was funded by deposit growth of 16.6% and borrowings growth of 24.0%. Consistent with the First Update, the Bank's equity decline over the past twelve months was lower than the small increase reported by the Peer Group (1.9% decline for BankFinancial versus a 0.4% increase for the Peer Group, respectively). Factors contributing to the Peer Group's slight change in equity included capital management strategies such as dividend payments and stock repurchases. The Bank's decrease in capital is due primarily to the low overall profitability rate and changes in the AFS adjustment. The increase in capital realized from stock proceeds, will likely limit the Bank's capital growth rate following the stock offering.

Table 3 displays comparative operating results for BankFinancial and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2004 or the last twelve month period available. The Bank reported net income of 0.10% of average assets, compared to net income of 0.51% of average assets for the Peer Group. Net non-operating losses and lower levels of net interest income and non-interest income continued to adversely affect the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
BankFinancial Corp. of IL December 31, 2004	2.0	19.6	73.5	74.7	17.7	0.0	6.4	1.4	5.0	0.0	2.39	4.10	2.33	3.89	-1.30	-1.86	-0.13	7.12	7.12	10.35
All Public Companies	3.8	23.4	68.0	66.2	21.0	0.7	10.8	0.9	9.9	0.0	14.17	5.45	15.91	11.05	10.42	4.36	3.34	9.29	9.22	16.37
State of IL	3.9	29.4	62.0	72.4	13.9	0.3	12.0	0.7	11.3	0.0	5.68	9.84	6.38	1.73	7.83	-2.05	-2.62	12.11	10.85	21.07
Comparable Group Average	2.5	11.6	80.2	68.2	20.1	0.6	9.8	1.1	8.7	0.0	14.85	-6.63	20.78	16.55	23.95	0.37	-5.61	8.44	8.44	11.44
Mid-West Companies	2.5	11.6	80.2	68.2	20.1	0.6	9.8	1.1	8.7	0.0	14.85	-6.63	20.78	16.55	23.95	0.37	-5.61	8.44	8.44	11.44
Comparable Group																				
Mid-West Companies																				
CITZ CFS Bancorp, Inc of Munster IN	2.9	17.3	73.5	65.1	23.9	0.0	9.8	0.1	9.7	0.0	-15.48	-49.70	0.33	-11.54	-24.30	-16.99	-17.91	NM	NM	NM
CTZN Citizens First Bancorp of MI(1)	3.2	8.1	83.6	69.2	18.1	0.0	12.0	1.0	11.0	0.0	26.71	3.62	28.49	28.23	41.07	4.50	-4.37	9.54	9.54	13.26
BFC BFC Bancorp, Inc of Elgin IL(1)	3.4	11.9	79.5	67.3	23.2	0.0	8.3	0.0	8.3	0.0	13.32	11.85	13.42	13.98	14.97	8.63	8.63	NM	NM	NM
FDEF First Defiance Fin. Corp of OH	1.8	13.5	78.2	70.8	17.1	0.0	11.3	1.7	9.6	0.0	8.27	-23.58	18.90	9.42	9.18	2.08	4.05	NM	NM	NM
FPFC First Place Fin. Corp. of OH	2.2	15.4	75.9	66.1	22.2	1.3	9.6	3.0	6.5	0.0	42.77	7.08	69.67	42.74	56.82	21.58	-5.56	7.21	7.21	10.79
HFFC HF Financial Corp. of SD	2.5	14.3	77.5	76.5	11.9	3.3	6.4	0.6	5.8	0.0	7.65	8.67	8.14	3.89	35.76	6.35	7.03	8.65	8.65	10.91
MFSF MutualFirst Fin. Inc. of IN(1)	2.2	5.7	85.2	70.8	16.7	0.0	10.8	0.1	10.7	0.0	2.02	4.16	1.59	1.99	8.87	-6.89	-6.94	NM	NM	NM
TONE TierOne Corp. of Lincoln NE	2.3	7.2	86.2	61.2	26.4	1.2	9.1	1.8	7.3	0.0	38.06	NM	30.33	53.26	30.35	-6.12	-24.48	NM	NM	NM
UCFC United Community Fin. of OH	1.8	11.1	82.0	66.6	21.1	0.0	11.0	1.6	9.4	0.0	10.32	-15.12	16.16	6.97	42.85	-9.82	-10.96	8.36	8.36	10.79
State of IL																				
CFSB Citizens First Fin Corp. of IL(2)	11.6	12.9	71.6	70.4	17.9	0.0	11.0	0.0	11.0	0.0	-6.08	52.15	-15.97	-7.60	-8.28	9.26	9.26	NM	NM	NM
BFC BFC Bancorp, Inc of Elgin IL(1)	3.4	11.9	79.5	67.3	23.2	0.0	8.3	0.0	8.3	0.0	13.32	11.85	13.42	13.98	14.97	8.63	8.63	NM	NM	NM
FBTC First BancTrust Corp of IL	3.9	40.3	50.9	69.1	17.5	0.0	11.9	0.0	11.9	0.0	2.09	-5.51	10.03	-2.18	14.08	4.38	4.38	NM	NM	NM
FFFS First Fed Serv MHC of IL(45.0)(1)(3)	2.1	18.1	78.8	72.0	0.7	0.0	26.9	0.0	26.9	0.0	14.91	61.97	6.33	-1.51	-100.00	NM	NM	21.50	21.50	42.00
FFBI First Federal Bancshares of IL(1)	4.6	49.9	43.0	86.2	2.0	2.3	7.5	0.5	7.0	0.0	0.77	2.73	1.77	3.19	70.84	-41.57	-42.96	7.68	7.68	16.96
JXSB Jcksnville Bcp MHC of IL(47.5)	4.3	40.2	49.0	89.1	1.4	0.0	8.2	1.2	7.0	0.0	-3.24	-5.02	-2.68	-4.01	19.31	3.25	4.31	NM	7.06	14.02
MAFB MAF Bancorp, Inc. of IL	2.6	19.2	71.1	61.3	26.9	0.0	10.1	3.3	6.8	0.0	8.37	8.44	8.05	6.37	13.10	8.07	4.98	7.14	7.14	11.30
PFED Park Bancorp of Chicago IL(1)	6.8	26.3	62.0	61.8	25.3	0.0	11.3	0.0	11.3	0.0	3.55	-5.60	7.72	-3.71	22.49	4.94	4.94	NM	NM	NM

(1) Financial information is for the quarter ending September 30, 2004.
(2) Excluded from averages due to announced or pending acquisition.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
BankFinancial Corp. of IL																			
December 31, 2004	0.10	4.55	1.61	2.94	0.00	2.94	0.00	0.00	0.56	0.56	2.76	0.12	-0.54	0.00	4.80	1.88	2.92	3,456	22.13
All Public Companies	0.74	4.99	1.95	3.05	0.14	2.91	0.05	0.00	0.70	0.74	2.53	0.02	0.03	0.01	5.18	2.19	2.98	4,969	33.64
State of IL	0.82	4.96	1.93	3.03	0.08	2.95	0.05	0.00	0.53	0.57	2.34	0.01	0.07	0.00	5.15	2.22	2.93	6,974	34.62
Comparable Group Average	0.51	5.08	2.07	3.00	0.23	2.77	0.09	0.00	0.81	0.90	2.95	0.03	0.05	0.00	5.39	2.35	3.03	3,770	32.91
Mid-West Companies	0.51	5.08	2.07	3.00	0.23	2.77	0.09	0.00	0.81	0.90	2.95	0.03	0.05	0.00	5.39	2.35	3.03	3,770	32.91
Comparable Group																			
Mid-West Companies																			
CITZ CFS Bancorp, Inc of Munster IN	-1.70	4.69	2.51	2.18	0.60	1.58	0.07	0.00	0.77	0.84	5.25	0.00	-0.08	0.00	4.92	2.83	2.09	4,056	44.11
CTZN Citizens First Bancorp of MI(1)	0.73	5.44	2.00	3.45	0.09	3.35	0.11	0.00	0.49	0.61	2.88	0.04	0.04	0.00	5.70	2.32	3.38	5,189	32.37
EFC EFC Bancorp, Inc of Elgin IL(1)	0.70	4.95	2.38	2.56	0.08	2.49	0.00	0.02	0.60	0.62	2.10	0.00	0.00	0.00	5.21	2.64	2.57	NM	27.67
FDEF First Defiance Fin. Corp of OH	1.00	5.03	1.89	3.14	0.14	2.99	0.00	0.00	1.24	1.24	2.78	0.01	0.19	0.00	5.39	2.17	3.23	NM	27.40
FPFC First Place Fin. Corp. of OH	0.57	4.91	2.05	2.86	0.21	2.64	-0.02	0.00	0.89	0.87	2.39	0.13	-0.06	0.00	5.39	2.32	3.08	3,930	26.24
HFFC HF Financial Corp. of SD	0.69	5.05	1.94	3.11	0.16	2.95	0.14	0.00	0.85	0.99	2.99	0.00	0.10	0.00	5.36	2.11	3.25	2,774	34.80
MFSF MutualFirst Fin. Inc. of IN(1)	0.87	5.45	2.14	3.30	0.18	3.12	0.00	0.00	0.62	0.62	2.60	0.00	0.11	0.00	5.84	2.46	3.38	NM	30.73
TONE TierOne Corp. of Lincoln NE	0.95	4.95	1.89	3.06	0.19	2.87	-0.03	0.01	0.87	0.84	2.27	0.02	0.03	0.00	5.14	2.18	2.95	NM	38.71
UCFC United Community Fin. of OH	0.82	5.23	1.86	3.37	0.43	2.93	0.54	0.00	0.97	1.51	3.31	0.04	0.14	0.00	5.52	2.14	3.38	2,900	34.13
State of IL																			
CFSB Citizens First Fin Corp. of IL(2)	0.89	5.15	1.98	3.17	-0.14	3.31	0.00	-0.13	1.00	0.87	2.82	0.00	-0.16	0.00	5.38	2.22	3.16	NM	42.59
EFC EFC Bancorp, Inc of Elgin IL(1)	0.70	4.95	2.38	2.56	0.08	2.49	0.00	0.02	0.60	0.62	2.10	0.00	0.00	0.00	5.21	2.64	2.57	NM	27.67
FBTC First BancTrust Corp of IL	0.54	5.20	1.94	3.26	0.23	3.03	0.15	-0.03	1.26	1.37	3.76	0.00	0.14	0.00	5.47	2.22	3.25	NM	30.50
FFFS First Fed Serv MHC of IL(45.0)(1)(3)	1.54	5.66	1.90	3.76	0.00	3.76	0.00	0.00	0.03	0.03	1.29	0.00	0.00	0.00	5.45	2.48	2.97	14,945	NM
FFBI First Federal Bancshares of IL(1)	0.56	4.52	1.87	2.64	0.01	2.63	0.06	0.00	0.19	0.25	2.16	0.01	0.16	0.00	4.64	2.13	2.52	3,792	44.20
JXSB Jcksnville Bcp MHC of IL(47.5)	0.34	4.70	1.76	2.94	0.21	2.73	0.11	0.00	0.65	0.76	2.95	0.03	0.03	0.00	5.00	1.94	3.07	2,184	37.32
MAFB MAF Bancorp, Inc. of IL	1.09	4.54	1.72	2.82	0.01	2.80	0.03	0.01	0.67	0.70	1.93	0.03	0.11	0.00	4.88	1.95	2.92	NM	33.19
PFED Park Bancorp of Chicago IL(1)	0.95	5.14	1.94	3.21	0.00	3.21	0.00	0.00	0.29	0.29	2.20	0.00	0.09	0.00	5.40	2.21	3.19	NM	34.81

(1) Financial information is for the quarter ending September 30, 2004.
(2) Excluded from averages due to announced or pending acquisition.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Bank's returns. The Peer Group continued to maintain earnings disadvantages with respect to loan loss provisions and operating expenses.

In terms of core earnings strength, updated expense coverage ratios posted by BankFinancial and the Peer Group equaled 1.07x and 1.02x, respectively. The Bank's stronger expense coverage ratio was realized through a lower operating expense ratio to average assets (2.76% versus 2.95% for the Peer Group), offset in part by a lower net interest income ratio as a percent of average assets (2.94% versus 3.00% for the Peer Group). A higher interest income ratio accounted for the Peer Group's higher net interest income ratio, which was partially offset by the Bank's lower interest expense ratio.

Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.90% and 0.56% of the Peer Group's and the Bank's average assets, respectively. Taking non-interest operating income into account in assessing comparative core earnings strength, the Bank's updated efficiency ratio of 78.9% continued to compare unfavorably to the Peer Group's efficiency ratio of 75.6%.

Loan loss provisions remained a larger factor in the Peer Group's earnings. Updated loan loss provisions established by the Peer Group equaled 0.23%, versus a slight level of recoveries for the Bank. Net non-operating losses equaled to 0.54% of average assets for the Bank, which remained a larger factor in the Bank's earnings, versus net gains of 0.05% for the Peer Group. Most of the Bank's losses were incurred from the impairment of certain AFS securities, along with minor levels of gains on the sale of investments and loans. As discussed in the First Update, given the non-recurring nature of the AFS impairment charge, and the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Peer Group's earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of the Bank's and the Peer Group's earnings.

The Bank recorded an effective tax rate of 22.1%, due in part to the low profitability level, while the Peer Group recorded an effective tax rate of 32.91%.

Table 4 presents the Bank's updated credit quality measures. The only non-performing assets held by the Bank consist of loans on non-accrual status. The Bank's non-performing loans/loans ratio declined to 0.59% since the date of the First Update, and was slightly higher than the comparable Peer Group ratio of 0.54%. Total non-performing assets as a percent of assets continued to be lower for the Bank versus the Peer Group. BankFinancial's updated ratio of reserves as a percent of non-performing loans and as a percent of total non-performing assets also improved since the date of the First Update. The Bank report a lower level of net loan charge-offs as a percent of loans in comparison to the Peer Group average, and the Bank's ratio of net chargeoffs to loans increased slightly from the date of the First Update.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
BankFinancial Corp. of IL	0.00	0.44	0.59	1.00	168.90	168.90	993	0.09
All Public Companies	0.08	0.53	0.58	0.94	248.79	217.77	425	0.15
State of IL	0.04	0.58	0.70	0.84	133.49	113.30	117	0.25
Comparable Group Average	0.06	0.54	0.54	0.94	220.58	173.07	1,481	0.42
Comparable Group								
CITZ CFS Bancorp, Inc of Munster IN	0.04	NA	NA	1.35	NA	NA	3,209	1.28
CTZN Citizens First Bancorp of MI(1)	0.10	0.71	0.73	1.15	157.17	136.10	73	0.03
EFC EFC Bancorp, Inc of Elgin IL(1)	0.00	0.29	0.36	0.55	153.45	153.45	1	0.00
FDEF First Defiance Fin. Corp of OH	0.01	0.18	0.21	1.12	525.94	500.05	60	0.03
FPFC First Place Fin. Corp. of OH	0.12	0.61	0.64	0.96	151.01	120.57	843	0.19
HFFC HF Financial Corp. of SD	0.03	0.41	0.17	0.53	312.08	101.41	271	0.16
MFSF MutualFirst Fin. Inc. of IN(1)	0.15	0.64	0.57	0.95	167.28	128.62	604	0.34
TONE TierOne Corp. of Lincoln NE	0.00	NA	NA	1.01	NA	NA	697	0.11
UCFC United Community Fin. of OH	0.07	0.97	1.09	0.84	77.11	71.28	7,568	1.61
State of IL								
CFSB Citizens First Fin Corp. of IL(2)	0.00	NA	NA	1.15	NA	NA	115	0.19
EFC EFC Bancorp, Inc of Elgin IL(1)	0.00	0.29	0.36	0.55	153.45	153.45	1	0.00
FBTC First BancTrust Corp of IL	0.00	NA	NA	1.92	NA	NA	133	0.45
FFFS First Fed Serv MHC of IL(45.0)(1)	0.00	0.12	0.15	0.40	269.18	269.18	0	0.00
FFBI First Federal Bancshares of IL(1)	0.03	0.53	0.07	0.68	NA	56.34	20	-0.01
JXSB Jcksnville Bcp MHC of IL(47.5)	0.23	1.01	1.34	1.50	111.78	73.43	383	1.21
MAFB MAF Bancorp, Inc. of IL	0.02	0.34	0.45	0.52	115.19	110.00	263	0.02
PFED Park Bancorp of Chicago IL(1)	0.03	1.20	1.85	0.33	17.84	17.38	19	0.05

(1) Financial information is for the quarter ending September 30, 2004.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Stock Market Conditions

Since the date of the First Update, the broader stock market generally trended higher. Lower oil prices reversed a downward trend in the stock market at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the Dow Jones Industrial Average ("DJIA") hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered on lower oil prices and on some positive data on jobs, consumer sentiment and home sales. After declining in late-November, stocks recovered in early-December 2004 on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the Dow Jones Industrial Average ("DJIA") moved to a three and one-half year high. The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued into the first half of February, as the Federal Reserve's quarter point rate increase contained no surprises and oil prices declined. On February 18, 2005, the DJIA closed at 10785.22 or 7.6% higher since the date of the First Update and the NASDAQ closed at 2058.62 or 4.2% higher since the date of the First Update.

Thrift issues also generally trended higher since the date of the First Update. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December 2004 and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well. The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February on optimism about interest rates, following the expected rate increase by the Federal Reserve and January employment data showing weaker than forecasted job growth. On February 18, 2005, the SNL Index for all publicly-traded thrifts closed at 1,550.52, an increase of 3.1% since the date of the First Update. This index is weighted by market capitalization of the underlying members of the indices, thus changes in market capitalization of large cap thrifts will have a greater impact on the index values.

Similar to the performance of the SNL Index for all publicly-traded thrifts, most of the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the First Update. The Peer Group's updated pricing measures continued to reflect similar P/E multiples and somewhat lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Overall, the performance exhibited by the SNL Index implies that the large-cap issues outperformed the small-cap issues since the date of the First Update. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. Since the date of the First Update, eight out of the nine Peer Group companies were trading at higher prices as of February 18, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of October 29, 2004 and February 18, 2004. Average market capitalization of the Peer Group companies increased by 3.4%, in line with the increase in the SNL Index.

Table 5
Average Pricing Characteristics

	At Oct. 29, 2004	At Feb. 18, 2005	% Change
Peer Group (1)			
Price/Earnings (x)	17.27x	18.85x	9.2%
Price/Core Earnings (x)	19.69	19.74	0.3
Price/Book (%)	132.57%	137.96%	4.1
Price/Tangible Book(%)	147.95	157.20	6.3
Price/Assets (%)	13.72	13.47	(1.8)
Avg. Mkt. Capitalization ($Mil)	$209.82	$216.86	3.4
All Publicly-Traded Thrifts			
Price/Earnings (x)	18.32x	19.43x	6.1%
Price/Core Earnings (x)	19.77	21.06	6.5
Price/Book (%)	161.38%	160.65%	(0.5)
Price/Tangible Book (%)	175.37	176.37	0.6
Price/Assets (%)	17.47	17.13	(2.0)
Avg. Mkt. Capitalization ($Mil)	$374.07	$383.15	2.4

(1) Figures exclude Camco Financial Corp. from both periods.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 6, one standard conversion and eight mutual holding company offerings were completed during the past three months. The single standard conversion, Royal Financial, Inc., Chicago, Illinois is not directly comparable to BankFinancial due to its much smaller asset size ($102 million) and since Royal Financial's stock trades on the Over-the-Counter Bulletin Board and not on an exchange. However Royal Financial's location in the city of Chicago warrants some consideration. Royal Financial converted at $10.00 per share and a price/book ratio of approximately 77%, and traded up by 25% in the first month of trading, resulting in an approximate price/book ratio of 97% as of February 18, 2005. Alternatively, the eight mutual holding company conversions completed in the most recent three month period are not fully comparable to a standard conversion, and these companies are also smaller, on average, than the Bank. Only three of the eight companies are NASDAQ listed. Seven of the eight offerings were closed at the top of their superranges, and on a fully-converted basis, the median closing pro forma price/tangible book ratio of the eight recent MHC offerings equaled 87.0%. The median price appreciation of the eight recent offerings was 0.3% after the first month of trading.

<u>Summary of Adjustments</u>

Table 7 reveals the adjustments made to BankFinancial's pro forma value based upon our comparative analysis to the Peer Group in the First Update, and the respective changes made in this Second Update:

Table 6
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	St.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Royal Financial, Inc.*(1)	IL	1/21/05	RYFL-OTCBB	$ 102	12.63%	0.13%	184%	$ 26.0	100%	132%	4.6%	C\S	0.4%\1.9%	8.0%	4.0%	4.0%	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Averages - Standard Conversions:				$ 102	12.63%	0.13%	184%	$ 26.0	100%	132%	4.6%	N.A.	N.A.	8.0%	4.0%	4.0%	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Medians - Standard Conversions:				$ 102	12.63%	0.13%	184%	$ 26.0	100%	132%	4.6%	N.A.	N.A.	8.0%	4.0%	4.0%	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Second Step Conversions																														
NONE																														
Mutual Holding Company Conversions																														
Home Federal Bancorp, Inc. of LA*	LA	1/21/05	HFBL-OTCBB	$ 98	19.39%	0.00%	NM	$ 14.7	40%	105%	4.2%	N.A	N.A	8.0%	4.9%	4.3%	0.00%	72.4%	76.9x	28.3%	0.5%	28.3%	1.6%	$10.00	$9.90	-1.0%	$10.05	0.5%	$9.92	-0.8%
BV Financial, Inc.	MD	1/14/05	BVFL-OTCBB	$ 100	8.10%	0.62%	56%	$ 11.9	45%	132%	5.5%	N.A	N.A	8.7%	4.4%	4.2%	0.00%	88.4%	48.9x	21.7%	0.4%	16.2%	2.3%	$10.00	$9.35	-6.5%	$9.50	-5.0%	$9.93	-0.7%
Georgetown Bancorp, Inc.*	MA	1/6/05	GTWN-OTCBB	$ 143	5.75%	0.73%	86%	$ 12.5	45%	132%	4.9%	N.A	N.A	8.0%	4.4%	6.2%	0.00%	86.8%	72.9x	16.6%	0.2%	12.1%	1.7%	$10.00	$10.20	2.0%	$9.95	-0.5%	$10.05	0.5%
SFSB, Inc.	MD	12/31/04	SFBI-OTCBB	$ 148	7.51%	0.24%	113%	$ 13.4	45%	132%	4.5%	N.A	N.A	8.7%	4.4%	2.6%	0.00%	82.7%	47.0x	17.2%	0.3%	13.9%	2.0%	$10.00	$10.75	7.5%	$9.90	-1.0%	$9.85	-1.5%
Ocean Shore Holding Company*	NJ	12/22/04	OSHC-NASDAQ	$ 515	5.01%	0.00%	NM	$ 38.4	44%	132%	3.7%	C/S	.9%/4.3%	8.6%	4.3%	3.9%	0.00%	88.4%	29.2x	14.9%	0.5%	10.6%	4.9%	$10.00	$12.15	21.5%	$12.20	22.0%	$10.63	6.3%
Lincoln Park Bancorp, Inc.*(1)	PA	12/20/04	LPBC-OTCBB	$ 81	6.54%	0.30%	56%	$ 8.5	46%	132%	7.3%	N.A	N.A	4.0%	4.0%	4.5%	0.00%	87.2%	39.1x	19.1%	0.5%	14.2%	3.4%	$10.00	$11.00	10.0%	$11.25	12.5%	$10.00	0.0%
Abington Comm Bancorp, Inc.*(1)	PA	12/17/04	ABBC-NASDAQ	$ 658	8.50%	0.00%	NM	$ 71.4	45%	132%	2.5%	N.A	N.A	8.0%	4.0%	7.5%	0.00%	83.2%	32.4x	20.0%	0.7%	16.3%	4.0%	$10.00	$13.35	33.5%	$13.30	33.0%	$12.90	29.0%
Home Federal Bancorp, Inc.*	ID	12/7/04	HOME-NASDAQ	$ 519	8.40%	0.15%	400%	$ 60.8	40%	132%	3.1%	C/S	.6%/2.4%	8.0%	4.8%	5.5%	0.00%	88.5%	37.6x	23.5%	0.7%	16.7%	4.1%	$10.00	$12.49	24.9%	$12.68	26.8%	$12.33	23.3%
Averages - Mutual Holding Company Conversions:				$ 283	8.65%	0.26%	142%	$ 29.0	44%	129%	4.4%	NA	NA	7.8%	4.4%	4.8%	0.00%	84.7%	48.0x	20.2%	0.5%	16.0%	3.0%	$10.00	$11.15	11.5%	$11.10	11.0%	$10.70	7.0%
Medians - Mutual Holding Company Conversions:				$ 146	7.81%	0.20%	86%	$ 14.0	45%	132%	4.3%	NA	NA	8.0%	4.4%	4.4%	0.00%	87.0%	43.0x	19.5%	0.5%	15.2%	2.8%	$10.00	$10.88	8.8%	$10.65	6.5%	$10.03	0.3%
Averages - All Conversions:				$ 263	9.09%	0.24%	149%	$28.6	50%	129%	4.5%	NA	NA	7.8%	4.3%	4.7%	0.00%	83.8%	48.0x	20.3%	0.5%	17.4%	3.0%	$10.00	$11.20	12.0%	$11.27	12.7%	$10.91	9.1%
Medians - All Conversions:				$ 143	8.10%	0.15%	99%	$14.7	45%	132%	4.5%	NA	NA	8.0%	4.4%	4.3%	0.00%	86.8%	43.0x	20.0%	0.5%	16.2%	2.8%	$10.00	$11.00	10.0%	$11.25	12.5%	$10.05	0.5%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

February 18, 2005

Table 7
Valuation Adjustments

Key Valuation Parameters:	First Update Valuation Adj.	Second Update Valuation Adj.
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward	No Adjustment
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	No Adjustment	No Adjustment
Marketing of the Issue	Slight Upward	Slight Upward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the First Update.

In terms of financial condition, the "no adjustment" applied for the Bank's financial condition in the First Update remained appropriate after taking into account the recent developments through December 31, 2004 as shown in the prospectus, with the Bank reporting minimal changes in the composition of the balance sheet, but some growth in earning assets, funded with additional borrowings. Equity increased due to earnings reported during the quarter along with a positive AFS adjustment. The Bank's credit risk ratios improved since the date of the First Update, with lower non-performing loans ratios and higher reserve coverage ratios. Thus, we changed the "Credit Risk" adjustment within the financial condition valuation parameter from "no adjustment" to "slight upward". We changed the earnings adjustment to "no adjustment", due to the improved earnings reported for the quarter ended December 31, 2004, which resulted in higher estimated core earnings in the valuation assumptions.

The market for thrift stocks was higher compared to the date of the First Update, as indicated by the increase in the various pricing ratios shown in Table 5 and the increase in the SNL Index. The pricing measures for the Peer Group and all publicly-traded thrifts increased from the date of the First Update. Recent thrift offerings have generally been well received, as the single standard conversion offering and seven of the eight recent MHC offerings (on a fully-converted basis) were closed at the top of their respective superranges. While on average, these traded somewhat higher in initial trading activity, many of the recent mutual holding company offerings have traded either flat or below their initial prices. We concluded that the general improvement in thrift stocks is tempered somewhat by the weak aftermarket performance of several of the recent transactions, and we kept the adjustment for marketing of the issue unchanged at "slight upward".

Overall, taking into account the foregoing factors, we believe it is appropriate to increase the Bank's estimated pro market value relative to the First Update.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing BankFinancial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the effective tax rate and stock benefit plan assumptions utilized in the First Update did not change in this update. The reinvestment rate was updated to reflect December 31, 2004 market rates, and transaction expenses were also updated to current figures. Unlike the First Update, the pro forma net income calculation also includes the impact of the proposed stock option plan that is intended to be put into place following the conversion. Recent accounting industry regulations have required this expense to be shown in financial statements. The stock options are expensed over a five year period, and result in additional after-tax expense, resulting in a lower pro forma earnings base and higher price/earnings multiples.

Consistent with the First Update, this Second Update continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the First Update, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

Based on the foregoing, we have concluded that an increase in BankFinancial's value is appropriate. Therefore, as of February 18, 2005, the aggregate pro forma market value of BankFinancial's conversion stock has been increased from $185,000,000 to $200,000,000 at the midpoint of the valuation range. This valuation increase is based on such factors as the increase in the trading prices of the thrift market in general, the Peer Group companies specifically, and the closing pricing and aftermarket trading of recently converted savings institutions, along with the updated financial condition and earnings performance of the Bank between September 30, 2004 and December 31, 2004.

The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the

Company's adoption of SOP 93-6 in the determination of BankFinancial's pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and an estimated recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank reported net income of $1.457 million for the twelve months ended December 31, 2004. In deriving BankFinancial's estimated core earnings, the adjustments made to reported earnings included eliminating the losses incurred on the impairment in value of the securities held for sale, and eliminating gains on the sale of assets (loans and investment securities) for the twelve month period ended December 31, 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.75%, the Bank's estimated core earnings were determined to equal $6.201 million for the twelve months ended December 31, 2004. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 8
BankFinancial Corporation.
Core Earnings Estimate

	Amount ($000)
Net income	$1,457
Addback: Loss on Impairment of Securities Held AFS(1)	5,298
Less: Gain on sale of assets(1)	(554)
Core earnings estimate	$6,201

(1) Tax effected at 39.75%.

Based on BankFinancial's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's updated pro forma reported and core P/E multiples at the $200.0 million midpoint value equaled 106.98 times and 30.24 times The Bank's updated reported and core P/E multiples reflected premiums of 467.5% and 53.2% relative to the Peer Group's average reported and core P/E multiples of 18.85 times and 19.74 times, respectively (versus a core P/E premium of 65.4% relative to the Peer Group's average core P/E multiple as indicated in the First Update). The Bank's trailing twelve month reported earnings were negative at the time of the First Update, and thus no comparisons were made. The implied premiums reflected in the Bank's pro forma reported and core P/E multiples take into consideration the discount implied for the Bank's pro forma P/B ratio, along with the low level of reported earnings for the most recent twelve month period. At the top of the superrange, the Bank's reported and core P/E multiples of 131.59 times and 39.16 times reflects premiums of 598.1% and 98.4% relative to the comparable reported and core P/E multiples for the Peer Group. See Exhibit 1 for thrift industry stock market pricing ratios and data. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. <u>P/B Approach.</u> In applying the P/B approach, we considered both reported book value and tangible book value. The pre-conversion book value for BankFinancial equaled $94.9 million, while the pre-conversion tangible book value totaled $74.1 million. Based on the $200.0 million midpoint value, the Bank's pro forma P/B and P/TB ratios equaled 74.6% and 80.9%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 138.0% and 157.2%, respectively, BankFinancial's updated ratios were discounted by 45.9% and 48.5% (versus discounts of 44.7% and 45.5% from the Peer Group's P/B and P/TB ratios as indicated in the First Update). At the top of the superrange, the Bank's P/B and P/TB pro forma ratios equaled 81.6% and 87.2% and reflected discounts of 40.9% and 44.6% relative to the comparable average P/B and P/TB ratios for the Peer Group. RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Bank's comparatively lower pro forma core ROE, and the Bank's resulting core P/E multiple.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion and mutual holding company offerings. As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion and mutual holding company offerings are not the primary determinate of value. Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The eight recently completed MHC offerings had an average pro forma price/tangible book ratio of 84.7% (fully-converted basis) and, on average, appreciated 11.1% during the first week of trading. In comparison, the Company's P/TB ratio of 88.2% at the proposed closing value reflects an implied premium of 2.9% relative to the average pro forma P/TB ratio of the recent MHC offerings.

3. <u>P/A Approach</u>. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $200.0 million midpoint value, BankFinancial's pro forma P/A ratio equaled 12.01%. In comparison to the Peer Group's average P/A ratio of 13.47%, BankFinancial's P/A ratio indicated a discount of 10.8% (versus a discount of 15.6% at the midpoint valuation in the Original Appraisal).

...ncial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 9
Public Market Pricing
BankFinancial Corp. of IL and the Comparables
As of February 18, 2005

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
			Core	Book						Amount/		Payout	Total	Equity/	NPAs/	Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Share ($)	Yield (%)	Ratio(5) (%)	Assets ($Mil)	Assets (%)	Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
BankFinancial Corp. of IL																			
Superrange	$10.00	$204.50	$0.08	$12.26	131.59	81.58	15.38	87.16	39.16	$0.00	0.00	0.00	$1,722	18.83	0.53	0.12	0.62	0.39	2.08
Range Maximum	10.00	230.00	0.08	12.79	118.87	78.19	13.59	84.13	34.44	$0.00	0.00	0.00	1,692	17.38	0.54	0.11	0.66	0.39	2.27
Range Midpoint	10.00	200.00	0.09	13.40	106.98	74.63	12.01	80.89	30.24	$0.00	0.00	0.00	1,666	16.09	0.55	0.11	0.70	0.40	2.47
Range Minimum	10.00	170.00	0.11	14.23	94.22	70.30	10.37	76.89	25.86	$0.00	0.00	0.00	1,640	14.75	0.56	0.11	0.75	0.40	2.71
All Public Companies(7)																			
Averages	21.89	383.15	1.02	14.09	19.43	160.65	17.13	176.37	21.06	0.46	2.10	34.99	2,527	10.84	0.53	0.76	8.05	0.71	7.01
Medians	---	---	---	---	17.29	151.55	14.88	165.39	18.83	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of IL(7)																			
Averages	28.01	330.16	1.59	20.88	18.49	134.21	12.92	150.51	20.71	0.60	2.12	42.81	2,299	9.83	0.59	0.77	7.47	0.70	6.90
Medians	---	---	---	---	19.80	146.07	12.80	153.68	19.66	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	21.49	216.86	0.82	15.61	18.85	137.96	13.47	157.20	19.74	0.49	2.34	44.51	1,578	9.80	0.54	0.51	5.02	0.48	4.69
Medians	---	---	---	---	19.10	136.46	13.89	153.68	19.25	---	---	---	---	---	---	---	---	---	---
State of IL																			
CFSB Citizens First Fin Corp. of IL(7)	33.31	51.63	2.25	23.26	17.26	143.21	15.73	143.21	15.49	0.40	1.20	18.60	328	10.98	NA	0.89	8.77	0.99	9.77
EFC EFC Bancorp, Inc of Elgin IL	26.94	127.83	1.37	17.53	19.81	153.68	12.80	153.68	19.66	0.65	2.41	47.45	999	8.33	0.29	0.69	8.09	0.70	8.15
FBTC First BancTrust Corp of IL	12.60	31.44	0.41	11.04	25.71	114.13	13.61	114.13	30.73	0.24	1.90	58.54	231	11.93	NA	0.54	4.56	0.45	3.81
FFBI First Federal Bancshares of IL	26.73	35.20	1.10	18.00	19.80	148.50	11.18	159.20	24.30	0.48	1.80	43.64	315	7.53	0.51	0.56	5.23	0.45	4.26
MAFB MAF Bancorp, Inc. of IL	42.77	1423.09	2.86	29.28	14.02	146.07	14.70	216.89	14.95	0.92	2.15	32.17	9,681	10.06	0.34	1.09	10.96	1.03	10.27
PFED Park Bancorp of Chicago IL	31.00	33.23	2.23	28.53	13.08	108.66	12.30	108.66	13.90	0.72	2.32	32.29	270	11.32	1.20	0.95	8.50	0.89	8.00
Comparable Group																			
CITZ CFS Bancorp, Inc of Munster IN	14.26	176.61	-1.96	10.45	NM	136.46	13.31	137.91	NM	0.44	3.09	NM	1,326	9.76	NA	-1.70	-16.65	-1.65	-16.16
CTZN Citizens First Bancorp of MI	24.58	203.30	1.04	19.56	22.76	125.66	15.07	137.32	23.63	0.36	1.46	34.62	1,349	11.99	0.71	0.73	5.64	0.71	5.43
EFC EFC Bancorp, Inc of Elgin IL	26.94	127.83	1.37	17.53	19.81	153.68	12.80	153.68	19.66	0.65	2.41	47.45	999	8.33	0.29	0.69	8.09	0.70	8.15
FDEF First Defiance Fin. Corp of OH	28.43	178.54	1.51	20.20	16.53	140.74	15.85	165.39	18.83	0.88	3.10	58.28	1,127	11.26	0.18	1.00	8.60	0.88	7.55
FPFC First Place Fin. Corp. of OH	19.23	288.24	0.83	15.20	24.65	126.51	12.08	185.44	23.17	0.56	2.91	67.47	2,385	9.55	0.61	0.57	5.54	0.61	5.90
HFFC HF Financial Corp. of SD	20.25	71.99	1.46	15.28	12.58	132.53	8.48	145.79	13.87	0.44	2.17	30.14	849	6.40	0.41	0.69	10.96	0.62	9.94
MFSF MutualFirst Fin. Inc. of IN	24.50	115.35	1.38	19.06	16.23	128.54	11.89	129.84	17.75	0.52	2.12	37.68	830	10.81	0.64	0.87	7.52	0.79	6.87
TONE TierOne Corp. of Lincoln NE	23.91	437.27	1.27	15.15	18.39	157.82	14.35	196.14	18.83	0.20	0.84	15.75	3,048	9.09	NA	0.94	8.44	0.92	8.25
UCFC United Community Fin. of OH	11.30	352.58	0.51	8.09	19.82	139.68	15.41	163.29	22.16	0.33	2.92	64.71	2,280	11.03	0.97	0.82	7.04	0.73	6.30

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 18, 2005, the estimated aggregate pro forma market value of the Bank was $200,000,000 at the midpoint, equal to 20,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum offering amount of $170,000,000 and a maximum offering amount of $230,000,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 17,000,000 shares at the minimum and 23,000,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a superrange value of $264,500,000 without requiring a resolicitation. Based on the $10.00 per share offering price, the superrange value would result in total shares offered of 26,450,000. The pro forma valuation calculations relative to the Peer Group are shown in Table 9 and are detailed in Exhibits 3 and Exhibit 4.

Respectfully submitted,
RP FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer



James J. Oren
Senior Vice President

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of February 18, 2005

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of February 18, 2005

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(151)	22.37	18,714	417.8	25.36	18.89	22.59	-0.91	-0.72	-2.15	1.25	1.13	14.90	13.53	166.09
SAIF-Insured Thrifts(126)	21.92	15,180	361.6	24.72	18.41	22.15	-0.96	0.00	-1.80	1.24	1.10	14.78	13.55	167.80
BIF-Insured Thrifts(25)	24.59	36,085	693.7	28.53	21.28	24.70	-0.68	-4.22	-3.90	1.30	1.27	15.51	13.42	157.68
NYSE Traded Companies(13)	31.74	93,284	2,286.4	36.11	26.15	32.22	-1.34	2.32	-4.23	2.28	1.83	18.75	16.06	240.84
AMEX Traded Companies(8)	22.65	4,477	95.0	25.78	19.75	22.86	-1.18	7.28	-2.79	1.16	1.10	15.91	15.37	189.41
NASDAQ Listed OTC Companies(130)	21.36	11,584	237.1	24.20	18.07	21.54	-0.85	-1.50	-1.89	1.14	1.05	14.44	13.15	156.79
California Companies(12)	31.14	22,468	818.3	33.90	24.32	31.58	-1.03	8.54	-2.05	2.29	1.64	17.53	16.74	238.39
Florida Companies(8)	23.83	24,767	592.5	26.67	17.96	24.56	-2.55	22.49	-6.79	1.15	1.15	10.12	9.64	139.20
Mid-Atlantic Companies(36)	21.33	38,620	804.2	25.10	17.84	21.44	-0.54	-4.97	-4.18	1.14	1.05	13.10	11.19	158.29
Mid-West Companies(58)	20.94	8,026	171.5	23.92	18.23	21.15	-0.92	-3.94	-0.73	1.11	0.99	15.76	14.50	161.99
New England Companies(11)	27.64	19,990	337.5	30.58	23.98	27.58	-0.14	2.64	-1.60	1.48	1.47	17.16	15.67	180.31
North-West Companies(8)	24.87	18,042	458.5	26.56	20.87	25.01	-0.53	5.02	-1.05	1.52	1.45	15.58	13.43	158.50
South-East Companies(14)	18.92	7,882	118.1	21.36	16.42	19.17	-1.49	-1.77	-1.46	0.79	0.64	14.07	13.45	135.00
South-West Companies(3)	15.53	11,686	194.3	17.38	13.67	15.75	-1.40	-3.09	-6.37	0.89	0.60	13.02	9.12	175.87
Western Companies (Excl CA)(1)	12.44	6,621	82.4	13.91	9.53	12.84	-3.12	11.17	-0.56	3.31	6.52	13.94	13.94	285.28
Thrift Strategy(143)	21.97	15,979	350.1	24.98	18.61	22.16	-0.86	-1.14	-2.04	1.21	1.10	14.84	13.53	163.35
Mortgage Banker Strategy(6)	27.00	83,675	1,982.9	29.15	22.12	27.54	-1.95	6.88	-4.32	1.83	1.51	15.29	12.06	206.36
Real Estate Strategy(1)	13.32	7,034	93.7	16.34	11.65	13.50	-1.33	-5.46	-3.48	0.76	0.55	9.21	9.21	114.08
Diversified Strategy(1)	58.03	7,086	411.2	62.75	45.03	58.25	-0.38	15.51	-3.28	3.61	3.46	26.72	26.57	343.80
Companies Issuing Dividends(137)	22.57	19,432	428.8	25.51	19.20	22.76	-0.87	-0.93	-2.02	1.26	1.13	15.11	13.73	163.70
Companies Without Dividends(14)	20.24	10,931	297.9	23.80	15.55	20.64	-1.29	1.65	-3.59	1.11	1.06	12.72	11.35	192.03
Equity/Assets <6%(14)	21.75	17,522	478.1	25.02	18.54	21.94	-0.62	-2.19	-3.64	1.58	1.58	12.98	12.01	239.21
Equity/Assets 6-12%(100)	24.20	14,148	352.8	27.23	20.28	24.42	-0.87	0.43	-1.71	1.40	1.20	15.47	14.33	182.43
Equity/Assets >12%(37)	17.89	30,937	563.7	20.66	15.44	18.08	-1.12	-3.14	-2.75	0.74	0.76	14.13	12.01	97.49
Converted Last 3 Mths (no MHC)(146)	22.34	18,191	405.5	25.31	18.94	22.53	-0.85	-1.44	-1.97	1.23	1.15	15.04	13.63	167.29
Actively Traded Companies(13)	28.48	44,218	1,116.7	32.20	24.58	28.85	-1.47	-1.95	-3.46	1.73	1.70	17.50	15.11	200.05
Market Value Below $20 Million(10)	11.16	1,626	15.2	14.74	10.05	11.18	0.07	-15.22	-0.87	0.00	-0.43	10.23	9.95	129.51
Holding Company Structure(146)	22.33	19,293	430.9	25.27	18.87	22.54	-0.87	-0.82	-2.13	1.25	1.14	14.95	13.53	165.88
Assets Over $1 Billion(56)	25.10	43,874	993.9	28.35	20.85	25.47	-1.42	0.64	-4.59	1.55	1.38	14.55	12.34	175.24
Assets $500 Million-$1 Billion(42)	23.22	4,935	102.0	25.50	19.31	23.25	-0.29	3.74	-1.26	1.38	1.34	15.46	14.25	177.52
Assets $250-$500 Million(26)	20.64	2,247	41.7	23.66	18.39	20.76	-0.60	-6.34	0.37	1.15	0.99	16.29	15.30	178.93
Assets less than $250 Million(27)	16.68	1,646	26.1	20.21	14.34	16.90	-1.08	-5.14	-0.74	0.46	0.35	13.36	13.19	113.58
Goodwill Companies(104)	23.69	23,069	534.1	26.67	19.98	23.94	-1.05	-0.45	-2.46	1.32	1.16	15.47	13.53	174.18
Non-Goodwill Companies(46)	19.40	6,542	117.5	22.42	16.41	19.51	-0.53	-1.14	-1.32	1.08	1.07	13.67	13.67	149.36
Acquirors of FSLIC Cases(5)	27.37	31,688	973.1	32.85	22.67	27.97	-1.73	-10.02	-3.30	1.14	0.76	18.54	17.45	239.05

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 18, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(25)	18.87	18,010	169.5	21.85	15.66	19.08	-0.93	5.87	-4.68	0.39	0.36	9.05	8.59	73.07
SAIF-Insured Thrifts(14)	16.56	16,064	117.4	18.99	14.07	16.78	-0.77	11.51	-3.39	0.14	0.16	8.34	8.14	59.74
BIF-Insured Thrifts(11)	22.46	21,038	250.7	26.30	18.15	22.66	-1.18	-2.91	-6.69	0.79	0.68	10.16	9.28	93.81
AMEX Traded Companies(2)	19.71	6,130	61.5	21.25	14.16	19.41	1.65	2.97	-3.10	0.51	0.47	9.91	9.91	64.01
NASDAQ Listed OTC Companies(23)	18.79	19,142	179.8	21.91	15.81	19.05	-1.18	6.14	-4.84	0.38	0.35	8.97	8.46	73.93
California Companies(1)	13.86	14,715	78.8	15.62	10.47	14.25	-2.74	38.60	-7.35	0.30	0.29	6.23	5.92	41.40
Mid-Atlantic Companies(12)	18.46	12,930	91.8	22.10	15.64	18.62	-0.88	-3.15	-5.25	0.53	0.54	8.97	8.25	86.81
Mid-West Companies(4)	19.76	22,470	222.8	21.60	15.91	19.84	-0.61	4.38	-2.18	-0.05	-0.03	9.76	9.38	76.62
New England Companies(5)	19.29	26,197	344.8	21.40	15.12	19.25	0.18	12.66	-3.30	0.55	0.42	9.06	8.81	64.63
South-East Companies(2)	23.56	17,074	102.8	29.65	21.27	25.03	-4.85	8.52	-13.13	0.42	0.28	10.67	10.43	50.39
Western Companies (Excl CA)(1)	13.00	15,209	81.0	13.24	11.60	12.83	1.33	30.00	3.59	0.02	0.01	6.59	6.59	40.65
Thrift Strategy(24)	18.01	14,561	109.8	20.82	15.12	18.22	-0.97	4.90	-4.78	0.31	0.34	8.88	8.45	71.20
Diversified Strategy(1)	37.91	93,900	1,484.7	44.48	27.58	37.96	-0.13	27.09	-2.52	2.13	0.88	12.78	11.61	114.14
Companies Issuing Dividends(20)	20.68	19,294	197.0	24.17	16.85	20.93	-1.08	0.90	-5.02	0.47	0.40	9.67	9.09	80.20
Companies Without Dividends(5)	12.37	13,391	70.8	13.51	11.39	12.42	-0.38	23.74	-3.49	0.11	0.21	6.82	6.77	47.39
Equity/Assets <6%(1)	16.99	5,900	36.4	21.99	13.15	17.00	-0.06	-22.06	1.43	0.14	0.14	7.48	7.03	131.12
Equity/Assets 6-12%(9)	25.69	29,642	358.8	29.84	21.22	25.87	-0.95	-4.48	-5.93	0.65	0.50	10.94	9.99	114.83
Equity/Assets >12%(15)	15.11	12,229	70.9	17.28	12.67	15.35	-0.98	13.78	-4.41	0.26	0.30	8.08	7.90	45.06
Holding Company Structure(22)	18.54	13,755	109.0	21.41	15.59	18.76	-0.91	2.76	-4.59	0.32	0.35	9.13	8.66	74.89
Assets Over $1 Billion(5)	32.53	59,515	718.2	38.06	26.97	33.37	-2.64	-1.53	-9.15	0.61	0.25	12.55	11.41	103.13
Assets $500 Million-$1 Billion(9)	14.34	14,231	81.6	16.16	11.99	14.38	-0.43	16.55	-3.67	0.20	0.25	7.36	7.26	57.40
Assets $250-$500 Million(9)	18.21	5,238	31.5	21.63	15.25	18.39	-1.14	-7.63	-4.50	0.49	0.53	9.31	8.66	83.63
Assets less than $250 Million(2)	14.60	3,102	20.0	15.94	11.25	14.45	1.06	26.56	-1.03	0.44	0.43	8.62	8.62	41.22
Goodwill Companies(11)	18.65	21,023	221.2	22.70	15.57	19.16	-2.32	1.52	-6.07	0.54	0.42	8.97	7.99	82.18
Non-Goodwill Companies(14)	19.08	15,249	122.2	21.08	15.75	19.02	0.34	9.86	-3.42	0.26	0.30	9.13	9.13	64.71
MHC Institutions(25)	18.87	18,010	169.5	21.85	15.66	19.08	-0.93	5.87	-4.68	0.39	0.36	9.05	8.59	73.07
MHC Converted Last 3 Months(25)	18.87	18,010	169.5	21.85	15.66	19.08	-0.93	5.87	-4.68	0.39	0.36	9.05	8.59	73.07

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 18, 2005

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	37.19	73,536	2,734.8	41.75	33.26	37.12	0.19	-10.13	-6.96	2.99	3.06	18.63	16.11	318.43
BBX	BankAtlantic Bancorp of FL	18.65	60,090	1,120.7	20.12	14.37	18.78	-0.69	6.69	-6.28	1.18	1.38	7.81	6.36	105.79
CFB	Commercial Federal Corp. of NE	27.50	39,254	1,079.5	30.38	24.22	28.13	-2.24	-0.90	-7.44	1.95	1.97	20.11	15.65	291.73
DSL	Downey Financial Corp. of CA	60.57	27,854	1,687.1	65.20	46.40	62.27	-2.73	12.29	6.26	3.87	3.05	36.18	36.06	561.82
FED	FirstFed Financial Corp. of CA	52.11	16,499	859.8	55.25	38.16	53.50	-2.60	19.11	0.46	3.99	3.77	28.94	28.62	452.69
FBC	Flagstar Bancorp, Inc. of MI	20.13	61,357	1,235.1	28.11	18.00	20.64	-2.47	-19.16	-10.93	2.52	1.60	11.92	11.92	208.34
NDE	IndyMac Bancorp, Inc. of CA	36.12	61,995	2,239.3	39.15	29.21	36.51	-1.07	8.01	4.85	3.41	-1.18	20.39	19.07	271.40
NYB	New York Community Bcrp of NY*	17.70	265,191	4,693.9	35.57	17.04	18.01	-1.72	-46.77	-13.95	1.34	1.72	12.02	4.33	90.53
NAL	NewAlliance Bancshares of CT*	14.50	114,159	1,655.3	15.76	12.92	14.54	-0.28	45.00	-5.23	0.04	0.36	12.41	8.24	54.87
PFB	PFF Bancorp, Inc. of Pomona CA	41.61	16,979	706.5	47.18	33.93	41.70	-0.22	14.16	-10.19	2.62	2.43	20.42	20.35	228.11
PFS	Provident Fin. Serv. Inc of NJ*	18.18	74,079	1,346.8	19.71	15.91	18.11	0.39	-6.67	-6.14	0.55	0.51	15.32	9.38	88.28
SOV	Sovereign Bancorp, Inc. of PA	22.88	349,800	8,003.4	23.80	19.31	23.55	-2.85	0.70	1.46	1.23	1.17	13.77	6.88	159.39
WES	Westcorp of Irvine CA	45.51	51,895	2,361.7	47.45	37.25	46.06	-1.19	7.87	-0.91	4.01	4.01	25.82	25.81	299.55
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	35.19	5,874	206.7	39.20	32.46	35.60	-1.15	-7.32	-5.28	1.96	1.83	22.43	21.19	223.04
CNY	Carver Bancorp, Inc. of NY	18.95	2,480	47.0	25.05	17.85	19.13	-0.94	-24.20	-5.25	1.28	2.14	18.37	18.37	248.41
EFC	EFC Bancorp, Inc of Elgin IL	26.94	4,745	127.8	28.49	23.00	26.50	1.66	2.05	3.42	1.36	1.37	17.53	17.53	210.54
FDT	Federal Trust Corp of FL	10.00	7,925	79.3	10.75	7.26	10.00	0.00	36.05	-1.96	0.42	0.37	4.90	4.90	68.87
GOV	Gouverneur Bcp MHC of NY(42.6)	14.50	2,284	14.1	16.50	11.50	14.20	2.11	6.23	-2.68	0.38	0.36	8.00	8.00	48.13
SZB	SouthFirst Bancshares of AL	15.10	719	10.9	18.75	14.85	15.30	-1.31	-10.01	-1.95	-0.71	-1.49	14.41	13.65	200.05
TSH	Teche Hlding Cp of N Iberia LA	37.55	2,242	84.2	41.75	34.10	37.75	-0.53	-6.36	-1.83	2.56	2.49	26.82	25.03	299.73
WSB	Washington SB, FSB of Bowie MD	14.82	7,354	109.0	16.45	8.76	15.76	-5.96	60.74	-6.68	1.27	0.97	6.90	6.90	75.21
WFD	Westfield Finl MHC of MA(43.8)*	24.91	9,976	108.8	26.00	16.81	24.62	1.18	-0.28	-3.52	0.63	0.58	11.83	11.83	79.88
WRO	Woronoco Bancorp, Inc. of MA(8)*	35.15	3,834	134.8	40.20	27.75	35.70	-1.54	-4.48	-4.17	0.67	1.31	21.23	20.39	239.51
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY*	18.99	1,223	23.2	25.00	17.32	18.88	0.58	-20.88	0.05	-0.89	-0.99	16.77	16.30	147.54
ASBP	ASB Financial Corp. of OH	20.00	1,702	34.0	29.24	20.00	20.00	0.00	-24.41	-9.09	1.19	1.17	10.96	10.96	101.62
ABBC	Abington Com Bcp MHC PA (45.0)	13.39	15,870	95.6	13.70	12.79	13.35	0.30	33.90	0.15	0.31	0.31	7.75	7.75	45.24
AABC	Access Anytime Bancorp of NM	14.27	1,476	21.1	15.01	13.00	14.48	-1.45	2.22	-4.74	0.72	0.25	13.22	8.68	192.81
ALLB	Alliance Bank MHC of PA (20.0)*	31.50	3,441	21.7	41.50	26.45	31.50	0.00	-20.11	-20.33	0.69	0.69	10.42	10.42	110.95
ASBI	Ameriana Bancorp of IN	14.89	3,151	46.9	18.00	14.07	15.42	-3.44	-4.73	-7.17	0.45	0.39	12.26	12.08	136.01
ABCW	Anchor BanCorp Wisconsin of WI	27.40	22,959	629.1	29.75	23.94	27.97	-2.04	4.10	-6.00	1.93	1.62	13.97	13.08	171.37
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	13.26	14,548	77.2	15.15	11.37	13.62	-2.64	32.60	-3.70	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	23.12	1,693	39.1	24.25	16.48	23.40	-1.20	16.47	-1.62	1.16	1.48	16.34	16.34	109.54
BCSB	BCSB Bankcorp MHC of MD (36.3)	16.99	5,900	36.4	21.99	13.15	17.00	-0.06	-22.06	1.43	0.14	0.14	7.48	7.03	131.12
BFCF	BFC Financial Corp. of FL(8)	13.11	21,293	279.2	14.18	8.64	13.68	-4.17	22.52	3.64	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	11.99	73,485	881.1	12.59	9.65	12.12	-1.07	8.51	-1.48	0.40	0.40	9.12	8.35	46.88
BKUNA	BankUnited Fin. Corp. of FL	28.96	30,239	875.7	32.95	24.18	29.79	-2.79	4.85	-9.36	1.76	1.68	16.39	15.46	294.81
BRBI	Blue River Bancshares of IN	5.20	3,406	17.7	7.00	5.06	5.31	-2.07	-16.13	0.39	0.06	0.05	4.77	3.73	62.73
BYFC	Broadway Financial Corp. of CA	12.23	1,520	18.6	14.11	11.01	12.12	0.91	-15.07	-2.08	1.07	0.97	8.91	8.91	181.93
BRKL	Brookline Bancorp, Inc. of MA*	15.13	59,143	894.8	16.45	13.75	15.55	-2.70	-4.54	-7.29	0.30	0.28	9.89	9.89	28.65
CITZ	CFS Bancorp, Inc of Munster IN	14.26	12,385	176.6	15.15	12.44	14.15	0.78	-4.93	-0.07	-2.02	-1.96	10.45	10.34	107.10
CFFN	Capitol Fd Fn MHC of KS (29.5)	36.54	74,073	796.5	37.30	29.27	36.49	0.14	-1.24	1.50	-1.25	-1.25	11.43	11.43	115.42
CEBK	Central Bncrp of Somerville MA*	28.75	1,589	45.7	38.00	26.00	29.00	-0.86	-19.74	-0.86	1.19	0.91	24.39	22.98	320.57
GCFC	Central Federal Corp. of OH	12.64	2,185	27.6	18.00	10.95	12.55	0.72	-9.39	-5.67	-1.14	-1.04	8.42	8.42	67.94
CHFN	Charter Fincl MHC of GA (19.3)	33.86	19,599	128.4	44.15	31.17	36.43	-7.05	-15.56	-22.55	0.48	0.31	14.81	14.51	57.51
CHEV	Cheviot Fin Cp MHC of OH(45.0)	12.21	9,919	54.5	13.75	10.17	12.41	-1.61	-10.29	-3.10	0.13	0.23	7.86	7.86	27.89
CTZN	Citizens First Bancorp of MI	24.58	8,271	203.3	26.40	20.53	24.97	-1.56	2.85	1.65	1.08	1.04	19.56	17.90	163.11
CFSB	Citizens First Fin Corp. of IL(8)	33.31	1,550	51.6	33.49	22.03	33.29	0.06	47.45	2.52	1.93	2.15	23.26	23.26	211.78
CSBC	Citizens South Banking of NC	13.35	7,432	99.2	14.35	12.40	13.60	-1.84	-3.61	-6.45	0.40	0.44	9.74	8.74	68.48
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.40	30,530	156.6	14.25	10.50	11.44	-0.35	14.00	-6.17	0.15	0.15	6.65	6.65	27.24
CFCP	Coastal Fin. Corp. of SC	15.42	17,536	270.4	18.44	10.74	16.29	-5.34	29.91	-11.48	0.89	0.86	5.09	5.09	78.90
CCBI	Commercial Capital Bcrp of CA	21.01	54,520	1,145.5	24.99	14.70	21.37	-1.68	5.63	-9.36	1.03	0.97	11.47	4.80	92.15
CFFC	Community Fin. Corp. of VA	23.75	2,081	49.4	24.55	18.20	24.17	-1.74	13.04	7.03	1.77	1.77	14.98	14.98	182.02
CIBI	Community Inv. Bncp, Inc of OH	13.36	1,070	14.3	17.00	13.00	13.45	-0.67	-17.53	-9.42	0.82	0.76	12.38	12.38	110.86
DCOM	Dime Community Bancshars of NY*	15.65	37,166	581.6	21.39	15.48	16.08	-2.67	-23.99	-12.62	1.24	1.23	7.58	6.08	90.87
ESBF	ESB Financial Corp. of PA	13.89	10,677	148.3	15.65	10.63	13.57	2.36	-4.67	-3.88	0.91	0.84	9.16	8.46	130.07
ESBK	Elmira Svgs Bank, FSB of NY*	31.00	1,096	34.0	33.35	26.86	31.00	0.00	7.42	0.00	2.37	2.06	20.32	19.91	291.03
FFDF	FFD Financial Corp of Dover OH	16.75	1,178	19.7	16.75	13.00	16.40	2.13	11.67	4.62	0.59	0.48	14.35	14.35	117.48

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 18, 2005

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FFLC	FFLC Bancorp of Leesburg FL(8)	40.96	5,408	221.5	41.54	24.26	41.18	-0.53	43.22	16.70	1.85	1.79	15.62	15.62	196.98
FFWC	FFW Corporation of Wabash IN	21.00	1,292	27.1	26.12	20.08	21.21	-0.99	-17.65	-2.23	0.46	1.31	18.12	17.36	199.44
FMCO	FMS Fin Corp. of Burlington NJ	20.34	6,502	132.3	23.00	15.15	19.99	1.75	6.21	-3.14	1.35	1.28	10.82	10.42	192.25
FSBI	Fidelity Bancorp, Inc. of PA	23.93	2,643	63.2	25.49	19.75	23.02	3.95	4.86	-5.04	1.69	1.53	15.72	14.65	244.68
FFFL	Fidelity Bankshares, Inc of FL	25.25	24,425	616.7	28.85	20.41	26.25	-3.81	0.68	-11.43	0.86	0.91	8.28	8.17	141.03
FFED	Fidelity Fed. Bancorp of IN(8)	1.81	11,000	19.9	2.55	1.32	1.80	0.56	-9.50	-2.69	0.04	0.02	1.48	1.48	18.23
FBTC	First BancTrust Corp of IL	12.60	2,495	31.4	13.75	11.05	12.28	2.61	3.87	6.24	0.49	0.41	11.04	11.04	92.55
FBEI	First Bancorp of Indiana of IN	20.10	1,609	32.3	22.50	19.05	20.50	-1.95	-10.67	3.61	0.30	0.17	18.57	17.34	172.73
FBSI	First Bancshares, Inc. of MO	20.72	1,602	33.2	22.15	18.25	20.75	-0.14	1.32	1.07	1.82	1.81	17.85	17.57	162.34
FCAP	First Capital, Inc. of IN	20.00	2,800	56.0	24.25	19.55	20.40	-1.96	-9.09	-4.76	1.24	1.23	16.06	13.94	151.51
FCFL	First Community Bk Corp of FL	26.20	2,115	55.4	30.90	15.50	27.50	-4.73	69.58	-9.66	0.90	0.86	10.94	10.74	106.85
FDEF	First Defiance Fin. Corp of OH	28.43	6,280	178.5	29.99	22.01	27.95	1.72	4.33	-1.46	1.72	1.51	20.20	17.19	179.41
FFFS	First Fed Serv MHC of IL(45.0)	14.69	3,920	25.9	15.37	11.00	14.69	0.00	46.90	0.62	0.49	0.49	9.24	9.24	34.31
FFBH	First Fed. Bancshares of AR	24.71	5,095	125.9	25.00	18.00	24.34	1.52	17.67	9.72	1.53	1.47	14.78	14.78	147.53
FFBI	First Federal Bancshares of IL	26.73	1,317	35.2	34.85	20.10	26.92	-0.71	-21.36	24.27	1.35	1.10	18.00	16.79	239.00
FFSX	First Federal Bankshares of IA	22.00	3,652	80.3	24.00	20.00	22.00	0.00	-3.93	-3.51	1.59	1.69	19.69	14.59	156.45
FFCH	First Fin. Holdings Inc. of SC	28.65	12,307	352.6	34.14	25.75	28.69	-0.14	-3.31	-12.49	2.05	2.10	13.61	11.80	199.61
FFHS	First Franklin Corp. of OH	19.00	1,648	31.3	22.00	17.63	18.25	4.11	-5.61	-3.55	0.53	0.37	14.67	14.67	166.24
FKFS	First Keystone Fin., Inc of PA	22.90	1,931	44.2	28.99	21.40	23.10	-0.87	-15.50	-2.97	1.03	0.81	15.36	15.36	294.60
CASH	First Midwest Fin., Inc. of IA	23.34	2,493	58.2	26.00	20.26	23.50	-0.68	3.73	0.60	1.38	1.62	18.58	17.22	324.28
FMSB	First Mutual Bncshrs Inc of WA*	26.11	5,288	138.1	26.80	21.55	25.63	1.87	13.28	1.63	1.76	1.53	11.24	11.24	189.82
FNFG	First Niagara Fin. Group of NY*	13.23	82,172	1,087.1	15.00	11.49	13.54	-2.29	-10.00	-5.16	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	16.83	1,385	23.3	20.70	16.50	17.24	-2.38	-4.65	-7.98	0.75	0.62	11.85	11.85	71.65
FPTB	First PacTrust Bancorp of CA	26.75	4,645	124.3	27.90	19.53	26.75	0.00	16.56	-2.19	1.10	1.09	16.87	16.87	145.22
FPFC	First Place Fin. Corp. of OH	19.23	14,989	288.2	23.27	16.44	20.50	-6.20	1.10	-14.11	0.78	0.83	15.20	10.37	159.14
FBNW	FirstBank NW Corp. of WA	28.25	2,989	84.4	30.79	24.50	28.07	0.64	-8.25	-0.56	2.11	1.78	23.89	17.28	257.47
FFIC	Flushing Fin. Corp. of NY*	17.67	19,232	339.8	21.49	16.35	18.38	-3.86	-5.76	-11.91	1.18	1.17	8.35	8.15	107.01
FKKY	Frankfort First Bancorp of KY(8)	23.49	1,265	29.7	26.36	20.99	23.57	-0.34	2.13	-6.00	0.69	0.69	13.57	13.57	104.61
FBTX	Franklin Bank Corp of TX*	16.79	21,896	367.6	19.75	14.33	17.02	-1.35	-8.40	-8.00	1.06	0.94	12.82	9.56	158.92
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	22.29	1,147	25.6	25.98	19.00	22.29	0.00	4.40	-3.09	1.15	1.25	16.67	16.67	189.41
GSLA	GS Financial Corp. of LA	19.10	1,291	24.7	20.00	17.73	19.40	-1.55	-3.00	6.11	0.47	0.58	22.41	22.41	160.49
PEDE	Great Pee Dee Bancorp of SC	17.10	1,815	31.0	18.50	14.99	18.25	-6.30	0.47	13.77	0.68	0.64	14.76	14.24	94.67
GAFC	Greater Atlant. Fin Corp of VA	6.22	3,012	18.7	7.95	5.70	6.00	3.67	-20.66	-0.48	-0.81	-2.61	5.86	5.44	131.53
GCBC	Green Co Bcrp MHC of NY (43.9)*	34.59	2,057	31.2	36.00	28.16	34.61	-0.06	-2.54	4.95	1.50	1.51	15.40	15.40	139.71
HFFC	HF Financial Corp. of SD	20.25	3,555	72.0	20.77	14.05	18.62	8.75	13.19	10.96	1.61	1.46	15.28	13.89	238.78
HMNF	HMN Financial, Inc. of MN	32.35	4,420	143.0	33.50	24.51	32.50	-0.46	16.07	-1.94	2.10	1.93	18.95	18.02	217.35
HARB	Harbor Florida Bancshrs of FL	33.90	23,809	807.1	36.42	26.02	35.05	-3.28	17.06	-2.05	1.77	1.69	12.39	12.22	117.82
HARL	Harleysville Svgs Fin Cp of PA	34.46	2,304	79.4	34.99	25.75	34.87	-1.18	11.02	14.49	2.13	2.05	19.62	19.62	315.52
HWFG	Harrington West Fncl Grp of CA	18.00	5,279	95.0	19.70	15.40	18.25	-1.37	14.87	-4.51	1.52	1.43	9.53	8.59	205.05
HIFS	Hingham Inst. for Sav. of MA*	43.63	2,082	90.8	44.50	39.00	44.50	-1.96	7.73	-0.62	2.80	2.77	21.29	21.29	262.75
HCFC	Home City Fin. Corp. of OH	15.20	824	12.5	18.25	14.55	15.83	-3.98	-10.54	-1.30	0.79	0.79	15.13	14.79	192.22
HOME	Home Fed Bncp MHC of ID (41.0)	13.00	15,209	81.0	13.24	11.60	12.83	1.33	30.00	3.59	0.02	0.01	6.59	6.59	40.65
HWEN	Home Financial Bancorp of IN	5.96	1,356	8.1	7.45	4.79	5.89	1.19	-2.30	7.97	0.30	0.38	5.24	5.24	50.20
HLFC	Home Loan Financial Corp of OH	21.49	1,689	36.3	21.87	18.53	20.93	2.68	5.34	6.12	1.00	0.93	13.51	13.51	94.90
HFBC	HopFed Bancorp, Inc. of KY	17.00	3,638	61.8	18.46	16.03	17.28	-1.62	-6.85	-0.64	1.10	1.01	13.48	11.95	157.53
HRZB	Horizon Financial Corp. of WA*	20.57	10,121	208.2	22.56	16.73	20.89	-1.53	8.26	-0.05	1.30	1.16	10.69	10.64	92.15
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	35.16	186,146	2,230.8	41.00	31.40	34.90	0.74	-10.05	-4.51	1.29	1.24	7.54	7.54	108.23
ICBC	Independence Comm Bnk Cp of NY*	40.04	84,929	3,400.6	43.38	34.83	39.99	0.13	-0.77	-5.97	2.31	2.29	26.42	11.98	207.61
IFSB	Independence FSB of DC	10.38	1,552	16.1	25.42	8.53	10.30	0.78	-56.39	-5.55	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(47.5)	15.61	1,966	14.5	19.99	13.20	15.76	-0.95	-17.84	-7.74	0.45	0.42	10.52	8.99	128.86
JFBI	Jefferson Bancshares Inc of TN	13.10	7,822	102.5	14.25	11.30	13.06	0.31	-8.52	-0.38	0.49	0.50	11.27	11.27	38.73
KFED	K-Fed Bancorp MHC of CA (39.1)	13.86	14,715	78.8	15.62	10.47	14.25	-2.74	38.60	-7.35	0.30	0.29	6.23	5.92	41.40
KNBT	KNBT Bancorp, Inc. of PA	15.90	30,601	486.6	17.99	14.17	16.30	-2.45	-8.73	-5.92	-0.01	0.46	12.61	11.15	74.91
LSBX	LSB Corp of No. Andover MA*	18.40	4,339	79.8	21.89	15.00	18.91	-2.70	3.37	-0.65	1.41	2.02	13.25	13.25	115.46
LSBI	LSB Fin. Corp. of Lafayette IN*	26.50	1,435	38.0	27.90	20.95	26.00	1.92	3.15	1.92	1.95	1.72	20.61	20.61	244.93
LARL	Laurel Capital Group Inc of PA	23.50	1,940	45.6	26.20	19.39	23.03	2.04	-5.62	9.10	0.93	0.92	14.28	12.48	159.02
LNCB	Lincoln Bancorp of IN	18.75	5,367	100.6	21.52	16.12	19.13	-1.99	-10.20	-2.80	0.70	0.71	18.87	13.65	154.44
MAFB	MAF Bancorp, Inc. of IL	42.77	33,273	1,423.1	47.25	39.27	43.52	-1.72	-2.44	-4.57	3.05	2.86	29.28	19.72	290.97
MFBC	MFB Corp. of Mishawaka IN	28.55	1,332	38.0	35.00	26.62	28.85	-1.04	-18.43	-4.83	2.02	1.30	26.81	26.81	321.27
MASB	MassBank Corp. of Reading MA*	37.99	4,382	166.5	42.01	32.05	37.00	2.68	-6.22	1.44	1.68	1.48	25.11	24.86	222.77
MTXC	Matrix Bancorp, Inc. of CO	12.44	6,621	82.4	13.91	9.53	12.84	-3.12	11.17	-0.56	3.31	6.52	13.94	13.94	285.28
MFLR	Mayflower Co-Op. Bank of MA*	17.60	2,051	36.1	20.20	14.67	18.00	-2.22	-8.57	-0.28	0.89	0.78	8.93	8.89	111.56
MCBF	Monarch Community Bncrp of MI	13.11	2,710	35.5	16.00	12.52	13.79	-4.93	-16.50	0.85	-0.01	-0.10	15.39	11.68	103.54
MFSF	MutualFirst Fin. Inc. of IN	24.50	4,708	115.3	25.30	20.94	24.65	-0.61	-1.25	0.62	1.51	1.38	19.06	18.87	176.33
NASB	NASB Fin, Inc. of Grandview MO	43.97	8,455	371.8	47.88	34.27	45.21	-2.74	2.02	10.04	3.11	1.95	16.31	15.94	167.66

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 18, 2005

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
NHTB	NH Thrift Bancshares of NH	35.26	2,084	73.5	35.50	27.61	33.40	5.57	11.34	6.85	2.47	2.32	20.60	14.78	286.02
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.48	7,604	39.3	11.85	10.26	11.44	0.35	14.80	6.69	0.01	0.21	6.78	6.75	34.91
NTBK	NetBank, Inc. of Alpharetta GA	9.18	46,528	427.1	12.76	8.99	9.31	-1.40	-24.82	-11.82	-0.15	-1.39	8.90	7.20	99.34
NMIL	Newmil Bancorp, Inc. of CT*	29.94	4,197	125.7	32.33	26.36	29.29	2.22	5.35	-4.04	2.01	1.98	13.25	11.29	177.41
FFFD	North Central Bancshares of IA	41.75	1,531	63.9	41.81	35.26	41.60	0.36	16.95	0.63	3.53	3.53	27.13	23.88	302.24
NEIB	Northeast Indiana Bncrp of IN	20.71	1,421	29.4	23.20	20.00	21.85	-5.22	-1.85	3.03	0.69	0.98	18.33	18.33	160.92
NEPF	Northeast PA Fin. Corp of PA(8)	22.70	3,976	90.3	22.98	15.16	22.69	0.04	27.96	0.35	0.93	0.73	14.62	12.07	209.68
NWSB	Northwest Bcrp MHC of PA(43.0)*	21.82	50,486	463.3	26.32	19.85	22.61	-3.49	-16.40	-13.03	1.06	1.04	11.17	8.08	125.44
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.11	8,763	44.5	13.05	10.51	11.07	0.36	11.10	-8.18	-0.03	0.28	6.86	6.86	60.35
OCFC	OceanFirst Fin. Corp of NJ	23.57	13,024	307.0	25.99	21.30	24.09	-2.16	-6.58	-4.38	1.38	0.83	10.59	10.49	146.98
ONFC	Oneida Fincl MHC of NY (42.5)*	12.85	7,525	40.9	17.65	8.74	13.40	-4.10	-19.74	-6.55	0.44	0.50	7.00	5.23	56.13
PBNC	PFS Bancorp Inc. of Aurora IN	17.71	1,474	26.1	24.26	14.77	17.72	-0.06	-13.57	0.28	0.59	0.59	18.57	18.54	86.26
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	11.06	6,943	35.5	12.25	10.25	10.98	0.73	10.60	-7.83	0.10	0.25	7.53	7.53	46.78
PVFC	PVF Capital Corp. of Solon OH	13.32	7,034	93.7	16.34	11.65	13.50	-1.33	-5.46	-3.48	0.76	0.55	9.21	9.21	114.08
PFBI	Pacific Premier Bncrp of CA	12.25	5,259	64.4	15.25	9.80	12.42	-1.37	-10.71	-7.62	1.28	1.40	8.37	8.37	103.28
PBCI	Pamrapo Bancorp, Inc. of NJ	22.70	4,975	112.9	29.60	19.45	23.09	-1.69	-20.77	-8.21	1.60	1.60	11.08	11.08	128.62
PFED	Park Bancorp of Chicago IL	31.00	1,072	33.2	35.05	29.15	31.70	-2.21	-0.80	0.98	2.37	2.23	28.53	28.53	252.03
PVSA	Parkvale Financial Corp of PA	29.62	5,589	165.5	33.20	25.21	30.01	-1.30	-2.69	2.88	1.83	1.74	19.32	13.34	342.40
PRTR	Partners Trust Fin. Grp. of NY*	10.90	49,646	541.1	21.27	9.35	10.90	0.00	-48.46	-6.44	0.23	0.29	10.81	5.23	73.75
PBHC	Pathfinder BC MHC of NY (35.3)*	16.40	2,448	14.2	20.06	14.77	16.99	-3.47	-15.90	-2.09	0.62	0.43	8.97	7.12	123.79
PFSB	PennFed Fin. Services of NJ	15.95	13,649	217.7	18.48	13.90	15.55	2.57	-6.89	-0.81	0.99	1.00	9.04	9.00	145.03
PFDC	Peoples Bancorp of Auburn IN	21.80	3,365	73.4	28.00	20.82	22.00	-0.91	-13.66	2.44	1.36	1.42	19.40	18.58	146.21
PBCT	Peoples Bank MHC of CT (41.8)*	37.91	93,900	1,484.7	44.48	27.58	37.96	-0.13	27.09	-2.52	2.13	0.88	12.78	11.61	114.14
PCBI	Peoples Community Bcrp. of OH	22.57	3,899	88.0	24.50	19.83	23.94	-5.72	2.59	-4.49	0.76	0.62	19.51	17.95	223.99
PSFC	Peoples Sidney Fin. Corp of OH	14.75	1,433	21.1	18.50	14.09	14.90	-1.01	-18.73	2.72	0.69	0.69	12.26	12.26	94.47
PFSL	Pocahontas Bancorp, Inc. of AR	16.20	4,642	75.2	18.11	14.60	16.03	1.06	0.62	5.13	0.69	0.49	11.48	8.27	158.23
PBCP	Provident Bancorp, Inc. of NY	12.72	45,911	584.0	13.80	9.77	12.92	-1.55	10.42	-3.56	0.28	0.34	9.29	5.53	55.62
PROV	Provident Fin. Holdings of CA	27.52	7,012	193.0	29.58	22.30	28.14	-2.20	17.61	-4.48	2.52	0.80	16.60	16.59	216.27
PULB	Pulaski Fin Cp of St. Louis MO	20.98	5,539	116.2	21.35	14.40	20.75	1.11	9.90	2.34	1.15	0.59	7.80	7.71	124.92
RPFG	Ranier Pacific Fin Group of WA*	17.75	7,672	136.2	18.35	15.22	17.81	-0.34	7.84	-0.84	0.47	0.47	12.88	12.85	97.99
RIVR	River Valley Bancorp of IN	21.50	1,607	34.6	27.49	20.06	21.74	-1.10	-22.35	-4.44	1.51	1.28	13.91	13.89	170.65
RVSB	Riverview Bancorp, Inc. of WA	21.14	4,805	101.6	22.50	19.26	21.25	-0.52	4.19	-6.04	1.34	1.56	14.26	12.21	112.78
ROME	Rome Bncp Inc MHC of NY (38.5)(8)*	27.00	4,231	44.0	35.40	25.15	28.05	-3.74	-19.98	-6.90	0.57	0.54	8.57	8.57	63.38
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	11.11	12,564	55.8	12.40	10.70	11.25	-1.24	11.10	-9.31	-0.10	0.20	6.36	6.33	47.45
SVBI	Severn Bancorp, Inc. of MD	20.31	8,318	168.9	24.39	13.03	21.05	-3.52	32.75	-15.73	1.48	1.43	6.88	6.84	82.82
SFFS	Sound Fed Bancorp, Inc. of NY	15.02	12,608	189.4	16.25	12.51	15.04	-0.13	-5.24	-7.57	0.46	0.47	10.40	9.29	78.08
SSFC	South Street Fin. Corp. of NC	9.68	3,059	29.6	10.80	9.05	9.84	-1.63	-6.11	-4.16	0.28	0.28	8.46	8.46	70.35
STSA	Sterling Financial Corp of WA	38.02	22,936	872.0	41.25	28.57	38.66	-1.66	13.09	-3.16	2.17	2.09	19.50	13.77	293.58
STBI	Sturgis Bancorp, Inc. of MI	13.16	2,723	35.8	15.00	12.26	14.14	-6.93	-6.00	-10.17	0.70	0.57	10.50	8.58	114.74
SYNF	Synergy Financial Group of NJ	12.71	12,452	158.3	13.69	9.00	12.85	-1.09	18.34	-5.43	0.34	0.34	8.36	8.30	69.12
THRD	TF Fin. Corp. of Newtown PA	31.78	2,944	93.6	33.00	26.30	31.54	0.76	-2.13	-0.69	2.23	2.23	20.80	19.26	213.65
TONE	TierOne Corp. of Lincoln NE	23.91	18,288	437.3	25.95	19.77	25.17	-5.01	2.57	-3.78	1.30	1.27	15.15	12.19	166.67
TSBK	Timberland Bancorp, Inc. of WA	23.59	3,897	91.9	25.00	21.00	24.00	-1.71	2.12	3.24	1.46	1.45	19.03	17.04	137.10
TRST	TrustCo Bank Corp NY of NY	12.07	74,540	899.7	14.19	11.75	12.45	-3.05	-12.79	-12.47	0.76	0.64	3.03	3.02	38.42
UCBC	Union Community Bancorp of IN	18.15	1,928	35.0	19.14	17.15	18.54	-2.10	1.28	-1.09	0.93	0.93	17.34	15.94	133.25
UCFC	United Community Fin. of OH	11.30	31,202	352.6	13.99	10.00	11.15	1.35	-6.15	0.89	0.57	0.51	8.09	6.92	73.32
UPFC	United PanAm Fin. Corp of CA	20.05	16,164	324.1	21.00	14.20	19.81	1.21	12.14	5.19	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	19.15	1,197	22.9	20.71	16.50	19.45	-1.54	0.79	-6.59	1.72	1.66	14.92	14.30	102.57
WSFS	WSFS Financial Corp. of DE*	58.03	7,086	411.2	62.75	45.03	58.25	-0.38	15.51	-3.28	3.61	3.46	26.72	26.57	343.80
WVFC	WVS Financial Corp. of PA	17.75	2,445	43.4	19.75	16.00	17.07	3.98	-8.13	1.78	1.07	0.97	11.97	11.97	172.99
WFSL	Washington Federal, Inc. of WA	23.50	86,628	2,035.8	25.25	20.12	23.74	-1.01	-0.38	-2.61	1.56	1.57	13.11	12.44	87.08
WAYN	Wayne Savings Bancshares of OH	16.25	3,655	59.4	21.00	14.82	16.38	-0.79	0.93	1.56	0.67	0.64	11.26	10.62	107.07
WEFC	Wells Fin. Corp. of Wells MN	30.59	1,163	35.6	34.46	22.16	30.81	-0.71	-7.58	-5.88	1.74	0.97	24.87	24.87	199.89
WGBC	Willow Grove Bancorp Inc of PA(8)	17.40	9,722	169.2	19.55	14.85	16.98	2.47	-3.97	-8.03	0.70	0.65	10.90	10.80	102.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of February 18, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(126)	9.80	9.02	0.77	8.60	4.98	0.69	7.13	0.61	191.00	0.95	18.57	152.60	14.54	166.63	20.47	0.47	2.15	34.83
BIF-Insured Thrifts(25)	12.04	10.07	0.90	9.02	4.88	0.93	8.99	0.27	378.24	1.06	18.85	160.66	18.37	188.23	20.81	0.50	2.16	37.32
NYSE Traded Companies(13)	9.67	7.25	1.02	12.77	6.83	0.93	10.74	0.31	231.96	0.94	15.14	169.05	15.26	207.61	16.35	0.60	2.16	29.63
AMEX Traded Companies(8)	8.32	8.10	0.77	8.74	4.61	0.68	7.72	0.59	143.34	0.84	17.12	153.91	12.93	157.49	17.52	0.48	2.11	30.12
NASDAQ Listed OTC Companies(130)	10.34	9.46	0.77	8.23	4.78	0.71	7.07	0.57	219.87	0.98	19.09	152.36	15.31	167.21	21.11	0.46	2.15	36.25
California Companies(12)	7.83	7.13	1.11	14.17	7.45	0.87	10.86	0.19	336.04	1.23	14.57	181.55	14.15	184.71	17.92	0.44	1.42	19.81
Florida Companies(8)	7.78	7.43	0.98	12.29	4.78	0.98	12.36	0.12	370.71	0.79	22.28	239.60	18.86	252.51	22.68	0.23	0.93	20.47
Mid-Atlantic Companies(36)	9.65	8.01	0.83	9.28	4.27	0.78	7.96	0.23	318.94	1.01	18.30	162.95	15.73	192.45	20.77	0.47	2.16	37.46
Mid-West Companies(58)	10.41	9.65	0.66	6.75	4.70	0.59	5.96	0.93	125.71	0.89	19.46	135.09	13.73	147.32	21.32	0.52	2.51	41.79
New England Companies(11)	12.83	11.64	0.85	8.69	4.92	0.93	9.02	0.06	450.46	1.09	17.79	163.39	19.86	181.85	19.28	0.61	2.20	39.85
North-West Companies(8)	11.02	9.94	1.13	10.62	6.01	1.10	10.14	0.22	407.72	1.19	18.29	165.90	17.63	187.98	18.93	0.48	2.06	35.17
South-East Companies(14)	11.96	11.49	0.66	6.09	3.39	0.53	4.65	0.82	156.06	0.87	20.65	142.68	15.83	149.91	21.74	0.44	2.32	35.46
South-West Companies(3)	7.46	5.26	0.62	7.74	5.68	0.43	5.11	0.31	112.17	0.47	17.83	119.45	8.98	170.01	17.86	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.89	4.89	1.22	28.12	26.61	2.40	0.00	0.00	0.00	0.80	3.76	89.24	4.36	89.24	1.91	0.00	0.00	0.00
Thrift Strategy(143)	10.33	9.36	0.78	8.42	4.87	0.72	7.22	0.55	211.41	0.96	18.83	152.26	15.26	166.74	20.58	0.48	2.21	36.53
Mortgage Banker Strategy(6)	7.56	5.95	1.03	13.57	6.78	0.88	11.69	0.38	335.65	0.99	15.19	183.10	13.85	242.16	19.42	0.31	1.18	16.24
Real Estate Strategy(1)	8.07	8.07	0.71	8.46	5.71	0.51	6.12	1.54	35.48	0.67	17.53	144.63	11.68	144.63	24.22	0.30	2.25	39.47
Diversified Strategy(1)	7.77	7.73	1.12	13.57	6.22	1.08	13.01	0.22	446.90	1.55	16.07	217.18	16.88	218.40	16.77	0.24	0.41	6.65
Companies Issuing Dividends(137)	10.46	9.46	0.82	8.75	5.08	0.76	7.91	0.56	223.91	0.95	18.81	153.81	15.56	169.70	20.83	0.52	2.35	38.60
Companies Without Dividends(14)	7.06	6.32	0.55	7.81	3.67	0.44	1.88	0.42	139.13	1.14	16.11	155.75	11.18	175.58	16.09	0.00	0.00	0.00
Equity/Assets <6%(14)	5.39	5.05	0.68	12.19	6.98	0.63	7.35	0.22	377.17	0.79	14.88	170.77	9.36	183.13	15.79	0.42	1.72	26.51
Equity/Assets 6-12%(100)	8.72	8.11	0.82	9.50	5.19	0.71	8.17	0.61	185.99	1.00	17.42	161.18	14.03	175.65	19.15	0.49	2.10	32.88
Equity/Assets >12%(37)	15.66	13.49	0.78	5.27	3.65	0.83	5.59	0.49	250.74	0.94	23.85	129.50	20.28	150.52	25.88	0.44	2.44	48.70
Converted Last 3 Mths (no MHC)(146)	10.22	9.22	0.77	8.38	4.91	0.72	7.32	0.56	219.37	0.95	18.66	152.16	14.95	168.59	20.51	0.47	2.14	35.68
Actively Traded Companies(13)	9.37	8.33	1.00	10.80	6.01	1.01	10.78	0.37	146.84	0.99	17.83	166.57	15.56	198.17	19.04	0.62	2.38	35.36
Market Value Below $20 Million(10)	8.35	8.07	0.05	-0.17	-0.93	-0.23	-5.13	1.24	59.54	0.72	19.04	110.02	9.13	115.21	20.00	0.24	1.76	38.81
Holding Company Structure(146)	10.24	9.23	0.80	8.72	5.09	0.75	7.57	0.56	218.35	0.97	18.74	153.29	15.22	170.08	20.64	0.47	2.17	35.37
Assets Over $1 Billion(56)	10.02	8.29	0.95	11.35	5.72	0.88	9.60	0.32	299.67	1.08	16.76	175.52	16.95	205.72	19.62	0.46	1.95	30.59
Assets $500 Million-$1 Billion(42)	9.33	8.65	0.90	9.75	5.85	0.87	9.31	0.40	234.45	0.92	19.04	157.61	14.42	169.53	20.54	0.52	2.15	37.82
Assets $250-$500 Million(26)	9.97	9.34	0.64	6.38	4.70	0.55	4.66	0.82	135.13	0.92	18.48	127.19	12.37	136.66	19.03	0.50	2.34	38.76
Assets less than $250 Million(27)	12.11	11.95	0.43	3.31	2.08	0.36	2.55	1.00	123.06	0.86	22.72	128.39	15.40	130.77	24.42	0.41	2.42	39.20
Goodwill Companies(104)	9.87	8.50	0.81	8.76	4.88	0.73	7.51	0.47	236.93	0.98	18.48	155.55	14.94	178.55	20.73	0.49	2.12	35.23
Non-Goodwill Companies(46)	10.69	10.69	0.75	8.54	5.20	0.73	7.33	0.77	158.65	0.94	18.61	150.22	15.40	150.22	19.76	0.44	2.21	35.27
Acquirors of FSLIC Cases(5)	9.34	8.85	0.37	3.63	0.54	0.15	1.16	0.70	96.65	0.79	19.48	139.79	13.38	149.99	21.74	0.47	2.03	28.92

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 18, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	17.14	16.90	0.43	2.35	1.23	0.48	2.83	0.34	223.85	0.70	34.91	194.14	32.23	198.62	35.61	0.37	1.68	36.99
BIF-Insured Thrifts(11)	11.62	10.70	0.73	7.00	2.97	0.70	6.69	0.49	214.26	0.95	26.11	213.05	24.24	236.94	26.93	0.48	2.00	56.70
AMEX Traded Companies(2)	15.72	15.72	0.83	5.03	2.57	0.77	4.70	0.35	203.43	1.15	38.85	195.91	30.66	195.91	NM	0.33	1.70	65.96
NASDAQ Listed OTC Companies(23)	14.91	14.36	0.52	4.09	1.85	0.54	4.31	0.42	221.17	0.77	27.33	202.08	28.95	215.30	30.65	0.42	1.82	42.47
California Companies(1)	15.05	14.30	0.73	4.84	2.16	0.70	4.68	0.00	0.00	0.45	NM	222.47	33.48	234.12	NM	0.20	1.44	66.67
Mid-Atlantic Companies(12)	12.43	11.68	0.61	5.45	2.54	0.66	5.92	0.52	234.52	0.73	27.49	200.32	23.96	220.21	29.48	0.35	1.80	48.45
Mid-West Companies(4)	18.29	18.00	0.30	1.16	0.97	0.39	1.41	0.41	131.59	0.59	32.33	195.60	32.59	201.91	33.57	0.71	2.82	61.90
New England Companies(5)	14.99	14.75	0.53	4.51	1.65	0.60	4.82	0.23	260.17	0.96	28.67	199.62	28.87	205.91	NM	0.38	1.57	58.98
South-East Companies(2)	20.41	19.94	0.86	4.53	2.07	0.57	3.06	0.60	102.22	1.39	36.83	216.00	44.76	221.25	NM	0.50	1.48	0.00
Western Companies (Excl CA)(1)	16.21	16.21	0.05	0.30	0.15	0.02	0.15	0.11	390.51	0.66	NM	197.27	31.98	197.27	NM	0.00	0.00	0.00
Thrift Strategy(24)	15.15	14.67	0.48	3.56	1.74	0.55	4.21	0.42	217.40	0.79	30.94	197.22	28.91	208.48	30.65	0.38	1.75	45.39
Diversified Strategy(1)	11.20	10.17	1.84	17.55	5.62	0.76	7.25	0.27	253.50	0.91	17.80	296.64	33.21	326.53	NM	1.16	3.06	54.46
Companies Issuing Dividends(20)	15.07	14.46	0.62	4.85	2.22	0.60	4.46	0.46	180.74	0.86	28.83	206.97	29.74	222.03	29.15	0.52	2.31	59.91
Companies Without Dividends(5)	14.64	14.54	0.27	1.70	0.80	0.44	3.92	0.23	363.92	0.59	36.83	182.01	26.81	183.33	39.68	0.00	0.00	0.00
Equity/Assets <6%(1)	5.70	5.36	0.12	1.88	0.82	0.12	1.88	0.19	184.31	0.68	NM	227.14	12.96	241.68	NM	0.50	2.94	0.00
Equity/Assets 6-12%(9)	9.65	8.88	0.52	5.66	2.50	0.43	4.84	0.67	135.64	0.83	24.52	228.97	22.40	251.14	31.77	0.70	2.36	57.23
Equity/Assets >12%(15)	18.68	18.33	0.59	3.48	1.65	0.67	4.23	0.27	275.73	0.79	34.74	184.04	34.08	190.17	27.84	0.24	1.41	36.53
Holding Company Structure(22)	14.69	14.20	0.47	3.56	1.74	0.55	4.28	0.42	217.40	0.84	30.94	197.24	28.04	209.06	30.65	0.39	1.76	43.45
Assets Over $1 Billion(5)	13.94	12.94	0.63	5.31	2.12	0.28	2.37	0.39	120.44	0.92	19.19	260.07	35.29	287.40	20.98	1.16	3.42	49.87
Assets $500 Million-$1 Billion(9)	14.80	14.62	0.39	2.53	1.21	0.48	3.69	0.23	313.46	0.64	38.19	193.52	28.17	197.16	39.68	0.14	0.86	26.03
Assets $250-$500 Million(9)	14.00	13.26	0.51	4.79	2.33	0.65	5.47	0.62	195.57	0.96	28.35	189.16	25.21	206.11	30.98	0.37	2.05	60.91
Assets less than $250 Million(2)	21.78	21.78	1.18	6.80	2.98	1.16	6.67	0.28	217.64	0.65	34.07	170.12	36.47	170.12	29.98	0.27	1.85	62.78
Goodwill Companies(11)	12.94	11.90	0.61	5.40	2.44	0.56	4.89	0.49	179.79	0.96	27.59	202.94	26.47	228.19	30.50	0.42	1.96	49.87
Non-Goodwill Companies(14)	16.84	16.84	0.48	3.04	1.42	0.57	3.84	0.33	263.21	0.65	32.68	200.25	31.52	200.25	30.86	0.40	1.67	42.84
MHC Institutions(25)	14.98	14.48	0.54	4.17	1.91	0.56	4.34	0.41	219.30	0.80	29.63	201.54	29.10	213.62	30.65	0.41	1.81	46.08
MHC Converted Last 3 Months(25)	14.98	14.48	0.54	4.17	1.91	0.56	4.34	0.41	219.30	0.80	29.63	201.54	29.10	213.62	30.65	0.41	1.81	46.08

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 18, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.85	5.06	0.97	15.78	8.04	0.99	16.15	NA	NA	0.62	12.44	199.62	11.68	230.85	12.15	1.20	3.23	40.13
BBX	BankAtlantic Bancorp of FL	7.38	6.01	1.31	16.03	6.33	1.53	18.75	NA	NA	0.99	15.81	238.80	17.63	293.24	13.51	0.14	0.75	11.86
CFB	Commercial Federal Corp. of NE	6.89	5.36	0.65	10.02	7.09	0.66	10.12	0.69	114.52	1.11	14.10	136.75	9.43	175.72	13.96	0.54	1.96	27.69
DSL	Downey Financial Corp. of CA	6.44	6.42	0.76	11.33	6.39	0.60	8.93	0.22	101.54	0.24	15.65	167.41	10.78	167.97	19.86	0.40	0.66	10.34
FED	FirstFed Financial Corp. of CA	6.39	6.32	1.12	14.54	7.66	1.06	13.74	0.07	NA	1.14	13.06	180.06	11.51	182.08	13.82	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.72	5.72	1.32	22.83	12.52	0.84	14.49	NA	NA	0.31	7.99	168.88	9.66	168.88	12.58	1.00	4.97	39.68
NDE	IndyMac Bancorp, Inc. of CA	7.51	7.03	1.28	17.05	9.44	-0.44	-5.90	0.73	43.04	0.47	10.59	177.15	13.31	189.41	NM	1.44	3.99	42.23
NYB	New York Community Bcrp of NY*	13.28	4.78	1.46	11.37	7.57	1.87	14.59	0.12	271.84	0.58	13.21	147.25	19.55	NM	10.29	1.00	5.65	74.63
NAL	NewAlliance Bancshares of CT*	22.62	15.02	0.09	0.45	0.28	0.80	4.07	0.16	353.40	1.15	NM	116.84	26.43	175.97	NM	0.20	1.38	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.95	8.92	1.19	13.65	6.30	1.11	12.66	0.38	221.32	0.96	15.88	203.77	18.24	204.47	17.12	0.90	2.16	34.35
PFS	Provident Fin. Serv. Inc of NJ*	17.35	10.63	0.87	4.60	3.03	0.80	4.27	0.10	518.04	0.91	33.05	118.67	20.59	193.82	35.65	0.28	1.54	50.91
SOV	Sovereign Bancorp, Inc. of PA	8.64	4.32	0.91	11.34	5.38	0.87	10.78	NA	NA	1.12	18.60	166.16	14.35	332.56	19.56	0.12	0.52	9.76
WES	Westcorp of Irvine CA	8.62	8.62	1.38	16.98	8.81	1.38	16.98	NA	NA	2.60	11.35	176.26	15.19	176.33	11.35	0.56	1.23	13.97
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	10.06	9.50	0.90	9.09	5.57	0.84	8.49	NA	NA	1.13	17.95	156.89	15.78	166.07	19.23	0.48	1.36	24.49
CNY	Carver Bancorp, Inc. of NY	7.40	7.40	0.56	7.44	6.75	0.94	12.43	0.26	257.44	1.00	14.80	103.16	7.63	103.16	8.86	0.28	1.48	21.88
EFC	EFC Bancorp, Inc of Elgin IL	8.33	8.33	0.69	8.09	5.05	0.70	8.15	0.29	153.45	0.55	19.81	153.68	12.80	153.68	19.66	0.65	2.41	47.79
FDT	Federal Trust Corp of FL	7.11	7.11	0.68	11.38	4.20	0.60	10.03	NA	NA	0.65	23.81	204.08	14.52	204.08	27.03	0.12	1.20	28.57
GOV	Gouverneur Bcp MHC of NY(42.6)	16.62	16.62	0.86	4.84	2.62	0.82	4.59	0.43	166.10	0.89	38.16	181.25	30.13	181.25	NM	0.36	1.79	68.42
SZB	SouthFirst Bancshares of AL	7.20	6.82	-0.37	-4.76	-4.70	-0.77	-9.98	1.22	53.65	0.95	NM	104.79	7.55	110.62	NM	0.60	3.97	NM
TSH	Teche Hlding Cp of N Iberia LA	8.95	8.35	0.94	9.76	6.82	0.92	9.49	0.60	108.81	0.87	14.67	140.01	12.53	150.02	15.08	0.92	2.45	35.94
WSB	Washington SB, FSB of Bowie MD	9.17	9.17	1.98	20.19	8.57	1.51	15.42	NA	NA	0.76	11.67	214.78	19.70	214.78	15.28	0.28	1.89	22.05
WFD	Westfield Finl MHC of MA(43.8)*	14.81	14.81	0.79	5.22	2.53	0.73	4.81	0.27	240.76	1.40	39.54	210.57	31.18	210.57	NM	0.40	1.61	63.49
WRO	Woronoco Bancorp, Inc. of MA(8)*	8.86	8.51	0.30	3.20	1.91	0.58	6.25	NA	NA	0.59	NM	165.57	14.68	172.39	26.83	0.81	2.30	NM
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY*	11.37	11.05	-0.60	-5.21	-4.69	-0.67	-5.79	1.36	39.95	0.79	NM	113.24	12.87	116.50	NM	0.32	1.69	NM
ASBP	ASB Financial Corp. of OH	10.79	10.79	1.22	11.44	5.95	1.20	11.25	0.47	147.42	0.86	16.81	182.48	19.68	182.48	17.09	0.60	3.00	50.42
ABBC	Abington Com Bcp MHC PA (45.0)	17.13	17.13	0.72	5.50	2.32	0.72	5.50	0.03	622.47	0.34	NM	172.77	29.60	172.77	NM	0.00	0.00	0.00
AABC	Access Anytime Bancorp of NM	6.86	4.50	0.45	6.50	5.05	0.16	2.26	0.37	135.57	0.70	19.82	107.94	7.40	164.40	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	9.39	9.39	0.63	6.72	2.19	0.63	6.72	1.55	42.74	1.21	NM	302.30	28.39	302.30	NM	0.36	1.14	52.17
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.33	3.63	3.02	0.29	3.15	1.58	46.18	1.57	33.09	121.45	10.95	123.26	38.18	0.64	4.30	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.15	7.63	1.16	14.34	7.04	0.97	12.04	0.54	130.58	0.83	14.20	196.13	15.99	209.48	16.91	0.50	1.82	25.91
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.71	0.58	3.83	0.64	103.70	0.80	36.83	203.37	30.64	209.15	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.92	14.92	1.12	7.34	5.02	1.43	9.36	0.09	436.09	0.61	19.93	141.49	21.11	141.49	15.62	0.28	1.21	24.14
BCSB	BCSB Bankcorp MHC of MD (36.3)	5.70	5.36	0.12	1.88	0.82	0.12	1.88	0.19	184.31	0.68	NM	227.14	12.96	241.68	NM	0.50	2.94	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	19.45	17.81	0.92	4.11	3.34	0.92	4.11	0.23	176.46	0.73	29.98	131.47	25.58	143.59	29.98	0.24	2.00	60.00
BKUNA	BankUnited Fin. Corp. of FL	5.56	5.24	0.65	11.28	6.08	0.62	10.77	0.19	143.78	0.39	16.45	176.69	9.82	187.32	17.24	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.60	5.95	0.11	1.32	1.15	0.09	1.10	1.99	42.18	1.18	NM	109.01	8.29	139.41	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.90	4.90	0.64	12.06	8.75	0.58	10.94	0.04	NA	0.60	11.43	137.26	6.72	137.26	12.61	0.20	1.64	18.69
BRKL	Brookline Bancorp, Inc. of MA*	34.52	34.52	1.10	2.99	1.98	1.03	2.79	0.03	NA	1.38	NM	152.98	52.81	152.98	NM	0.34	2.25	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.76	9.65	-1.70	-16.65	-14.17	-1.65	-16.16	NA	NA	1.35	NM	136.46	13.31	137.91	NM	0.44	3.09	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	9.90	9.90	-1.09	-10.13	-3.42	-1.09	-10.13	0.10	52.16	0.09	NM	319.69	31.66	319.69	NM	2.00	5.47	NM
CEBK	Central Bncrp of Somerville MA*	7.61	7.17	0.38	4.58	4.14	0.29	3.51	0.02	NA	0.97	24.16	117.88	8.97	125.11	31.59	0.48	1.67	40.34
GCFC	Central Federal Corp. of OH	12.39	12.39	-2.06	-12.77	-9.02	-1.88	-11.65	0.24	233.97	0.90	NM	150.12	18.60	150.12	NM	0.36	2.85	NM
CHFN	Charter Fincl MHC of GA (19.3)	25.75	25.23	0.89	3.55	1.42	0.57	2.29	0.56	100.74	1.97	NM	228.63	58.88	233.36	NM	1.00	2.95	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.18	28.18	0.47	1.68	1.06	0.83	2.96	NA	NA	0.38	NM	155.34	43.78	155.34	NM	0.24	1.97	NM
CTZN	Citizens First Bancorp of MI	11.99	10.97	0.73	5.64	4.39	0.71	5.43	0.71	136.10	1.15	22.76	125.66	15.07	137.32	23.63	0.36	1.46	33.33
CFSB	Citizens First Fin Corp. of IL(8)	10.98	10.98	0.89	8.77	5.79	0.99	9.77	NA	NA	1.15	17.26	143.21	15.73	143.21	15.49	0.40	1.20	20.73
CSBC	Citizens South Banking of NC	14.22	12.76	0.59	3.81	3.00	0.65	4.19	0.34	172.89	0.96	33.38	137.06	19.49	152.75	30.34	0.26	1.95	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	24.41	24.41	0.59	2.28	1.32	0.59	2.28	NA	NA	0.32	NM	171.43	41.85	171.43	NM	0.20	1.75	NM
CFCP	Coastal Fin. Corp. of SC	6.45	6.45	1.21	19.02	5.77	1.17	18.38	NA	NA	1.38	17.33	302.95	19.54	302.95	17.93	0.20	1.30	22.47
CCBI	Commercial Capital Bcrp of CA	12.45	5.21	1.52	13.81	4.90	1.44	13.00	0.13	571.71	0.93	20.40	183.17	22.80	NM	21.66	0.24	1.14	23.30
CFFC	Community Fin. Corp. of VA	8.23	8.23	1.05	12.46	7.45	1.05	12.46	0.18	385.43	0.85	13.42	158.54	13.05	158.54	13.42	0.44	1.85	24.86
CIBI	Community Inv. Bncp, Inc of OH	11.17	11.17	0.72	6.60	6.14	0.67	6.12	1.40	33.92	0.57	16.29	107.92	12.05	107.92	17.58	0.36	2.69	43.90
DCOM	Dime Community Bancshare of NY*	8.34	6.69	1.39	16.56	7.92	1.38	16.42	0.04	NA	0.62	12.62	206.46	17.22	257.40	12.72	0.56	3.58	45.16
ESBF	ESB Financial Corp. of PA	7.04	6.50	0.71	10.08	6.55	0.66	9.30	NA	NA	1.15	15.26	151.64	10.68	164.18	16.54	0.40	2.88	43.96
ESBK	Elmira Svgs Bank, FSB of NY*	6.98	6.84	0.85	11.92	7.65	0.74	10.36	0.19	316.94	1.00	13.08	152.56	10.65	155.70	15.05	0.76	2.45	32.07
FFDF	FFD Financial Corp of Dover OH	12.21	12.21	0.51	4.10	3.52	0.41	3.34	NA	NA	0.65	28.39	116.72	14.26	116.72	34.90	0.44	2.63	74.58
FFLC	FFLC Bancorp of Leesburg FL(8)	7.93	7.93	0.99	12.38	4.52	0.96	11.98	0.29	212.30	0.73	22.14	262.23	20.79	262.23	22.88	0.56	1.37	30.27

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 18, 2005

	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Key Financial Ratios: Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FFWC	FFW Corporation of Wabash IN	9.09	8.70	0.24	2.53	2.19	0.69	7.21	0.79	122.94	1.59	NM	115.89	10.53	120.97	16.03	0.68	3.24	NM
FMCO	FMS Fin Corp. of Burlington NJ	5.63	5.42	0.71	13.21	6.64	0.67	12.52	NA	NA	1.11	15.07	187.99	10.58	195.20	15.89	0.12	0.59	8.89
FSBI	Fidelity Bancorp, Inc. of PA	6.42	5.99	0.71	10.83	7.06	0.64	9.80	NA	NA	0.85	14.16	152.23	9.78	163.34	15.64	0.48	2.01	28.40
FFFL	Fidelity Bankshares, Inc of FL	5.87	5.79	0.65	11.07	3.41	0.69	11.71	NA	NA	0.53	29.36	304.95	17.90	309.06	27.75	0.32	1.27	37.21
FFED	Fidelity Fed. Bancorp of IN(8)	8.12	8.12	0.23	2.86	2.21	0.11	1.43	0.70	53.62	0.68	NM	122.30	9.93	122.30	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.93	11.93	0.54	4.56	3.89	0.45	3.81	NA	NA	1.92	25.71	114.13	13.61	114.13	30.73	0.24	1.90	48.98
FBEI	First Bancorp of Indiana of IN	10.75	10.04	0.19	1.62	1.49	0.11	0.92	0.08	496.73	0.59	NM	108.24	11.64	115.92	NM	0.60	2.99	NM
FBSI	First Bancshares, Inc. of MO	11.00	10.82	1.10	10.45	8.78	1.09	10.40	NA	NA	0.71	11.38	116.08	12.76	117.93	11.45	0.16	0.77	8.79
FCAP	First Capital, Inc. of IN	10.60	9.20	0.84	7.87	6.20	0.83	7.81	NA	NA	0.77	16.13	124.53	13.20	143.47	16.26	0.60	3.00	48.39
FCFL	First Community Bk Corp of FL	10.24	10.05	0.95	8.96	3.44	0.91	8.56	0.06	NA	1.26	29.11	239.49	24.52	243.95	30.47	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.26	9.58	1.00	8.60	6.05	0.88	7.55	0.18	500.05	1.12	16.53	140.74	15.85	165.39	18.83	0.88	3.10	51.16
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	8.75	3.34	1.50	8.75	0.12	269.18	0.40	29.98	158.98	42.82	158.98	29.98	0.28	1.91	57.14
FFBH	First Fed. Bancshares of AR	10.02	10.02	1.09	10.38	6.19	1.05	9.97	NA	NA	0.28	16.15	167.19	16.75	167.19	16.81	0.44	1.78	28.76
FFBI	First Federal Bancshares of IL	7.53	7.03	0.56	5.23	5.05	0.45	4.26	0.53	56.34	0.68	19.80	148.50	11.18	159.20	24.30	0.48	1.80	35.56
FFSX	First Federal Bankshares of IA	12.59	9.33	0.96	8.09	7.23	1.02	8.60	1.21	71.06	1.14	13.84	111.73	14.06	150.79	13.02	0.40	1.82	25.16
FFCH	First Fin. Holdings Inc. of SC	6.82	5.91	1.03	15.19	7.16	1.06	15.56	0.49	122.73	0.79	13.98	210.51	14.35	242.80	13.64	0.92	3.21	44.88
FFHS	First Franklin Corp. of OH	8.82	8.82	0.32	3.65	2.79	0.22	2.55	1.02	53.98	0.74	35.85	129.52	11.43	129.52	NM	0.32	1.68	60.38
FKFS	First Keystone Fin., Inc of PA	5.21	5.21	0.35	6.54	4.50	0.28	5.14	0.71	50.81	0.67	22.23	149.09	7.77	149.09	28.27	0.44	1.92	42.72
CASH	First Midwest Fin., Inc. of IA	5.73	5.31	0.44	7.42	5.91	0.52	8.70	0.09	756.83	1.25	16.91	125.62	7.20	135.54	14.41	0.52	2.23	37.68
FMSB	First Mutual Bncshrs Inc of WA*	5.92	5.92	0.99	16.79	6.74	0.86	14.60	0.10	923.63	1.14	14.84	232.30	13.76	232.30	17.07	0.36	1.38	20.45
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	3.25	1.03	5.59	0.25	324.42	1.27	30.77	151.72	30.80	180.25	31.50	0.36	2.72	NM
FNFI	First Niles Fin., Inc. of OH	16.54	16.54	1.05	6.42	4.46	0.87	5.30	0.85	88.24	1.70	22.44	142.03	23.49	142.03	27.15	0.64	3.80	NM
FPTB	First PacTrust Bancorp of CA	11.62	11.62	0.79	6.25	4.11	0.78	6.19	NA	NA	0.71	24.32	158.57	18.42	158.57	24.54	0.48	1.79	43.64
FPFC	First Place Fin. Corp. of OH	9.55	6.52	0.57	5.54	4.06	0.61	5.90	0.61	120.57	0.96	24.65	126.51	12.08	185.44	23.17	0.56	2.91	71.79
FBNW	FirstBank NW Corp. of WA	9.28	6.71	0.87	9.02	7.47	0.73	7.61	0.30	303.91	1.28	13.39	118.25	10.97	163.48	15.87	0.68	2.41	32.23
FFIC	Flushing Fin. Corp. of NY*	7.80	7.62	1.13	14.77	6.68	1.12	14.64	0.04	717.12	0.43	14.97	211.62	16.51	216.81	15.10	0.36	2.04	30.51
FKKY	Frankfort First Bancorp of KY(8)	12.97	12.97	0.64	4.99	2.94	0.64	4.99	0.29	21.52	0.07	34.04	173.10	22.45	173.10	34.04	1.12	4.77	NM
FBTX	Franklin Bank Corp of TX*	8.07	6.02	0.79	8.98	6.31	0.70	7.96	0.24	88.77	0.24	15.84	130.97	10.57	175.63	17.86	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.80	8.80	0.57	7.10	5.16	0.62	7.72	NA	NA	1.12	19.38	133.71	11.77	133.71	17.83	0.50	2.24	43.48
GSLA	GS Financial Corp. of LA	13.96	13.96	0.29	2.07	2.46	0.35	2.55	1.07	27.64	0.68	NM	85.23	11.90	85.23	32.93	0.40	2.09	NM
PEDE	Great Pee Dee Bancorp of SC	15.59	15.04	0.77	4.66	3.98	0.72	4.39	1.05	79.01	1.07	25.15	115.85	18.06	120.08	26.72	0.64	3.74	NM
GAFC	Greater Atlant. Fin Corp of VA	4.46	4.14	-0.51	-12.92	-13.02	-1.64	-41.63	0.24	170.78	0.71	NM	106.14	4.73	114.34	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)*	11.02	11.02	1.10	10.14	4.34	1.11	10.21	0.11	393.25	0.82	23.06	224.61	24.76	224.61	22.91	0.88	2.54	58.67
HFFC	HF Financial Corp. of SD	6.40	5.82	0.69	10.96	7.95	0.62	9.94	0.41	101.41	0.53	12.58	132.53	8.48	145.79	13.87	0.44	2.17	27.33
HMNF	HMN Financial, Inc. of MN	8.72	8.29	1.01	11.30	6.49	0.93	10.38	0.51	184.27	1.13	15.40	170.71	14.88	179.52	16.76	0.88	2.72	41.90
HARB	Harbor Florida Bancshrs of FL	10.52	10.37	1.62	15.04	5.22	1.55	14.36	0.11	597.64	0.93	19.15	273.61	28.77	277.41	20.06	0.80	2.36	45.20
HARL	Harleysville Svgs Fin Cp of PA	6.22	6.22	0.69	11.31	6.18	0.67	10.88	0.04	680.69	0.58	16.18	175.64	10.92	175.64	16.81	1.00	2.90	46.95
HWFG	Harrington West Fncl Grp of CA	4.65	4.19	0.80	16.52	8.44	0.75	15.54	0.01	NA	0.87	11.84	188.88	8.78	209.55	12.59	0.44	2.44	28.95
HIFS	Hingham Inst. for Sav. of MA*	8.10	8.10	1.13	13.66	6.42	1.12	13.51	0.03	NA	0.73	15.58	204.93	16.61	204.93	15.75	0.76	1.74	27.14
HCFC	Home City Fin. Corp. of OH	7.87	7.69	0.42	5.36	5.20	0.42	5.36	NA	NA	0.58	19.24	100.46	7.91	102.77	19.24	0.44	2.89	55.70
HOME	Home Fed Bncp MHC of ID (41.0)	16.21	16.21	0.05	0.30	0.15	0.02	0.15	0.11	390.51	0.66	NM	197.27	31.98	197.27	NM	0.00	0.00	0.00
HWEN	Home Financial Bancorp of IN	10.44	10.44	0.64	5.74	5.03	0.81	7.27	2.97	18.78	0.69	19.87	113.74	11.87	113.74	15.68	0.12	2.01	40.00
HLFC	Home Loan Financial Corp of OH	14.24	14.24	1.07	7.49	4.65	1.00	6.97	1.32	18.74	0.30	21.49	159.07	22.64	159.07	23.11	0.79	3.68	NM
HFBC	HopFed Bancorp, Inc. of KY	8.56	7.59	0.73	8.39	6.47	0.67	7.70	NA	NA	0.91	15.45	126.11	10.79	142.26	16.83	0.48	2.82	43.64
HRZB	Horizon Financial Corp. of WA*	11.60	11.55	1.50	12.17	6.32	1.34	10.86	0.12	NA	1.48	15.82	192.42	22.32	193.33	17.73	0.54	2.63	41.54
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	6.97	6.97	1.29	17.74	3.67	1.24	17.06	NA	NA	0.24	27.26	NM	32.49	NM	28.35	0.80	2.28	62.02
ICBC	Independence Comm Bnk Cp of NY*	12.73	5.77	1.53	13.29	5.77	1.52	13.18	NA	NA	0.89	17.33	151.55	19.29	334.22	17.48	1.04	2.60	45.02
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-20.42	-2.61	-28.71	0.81	37.93	0.58	NM	94.11	8.75	94.11	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(47.5)	8.16	6.98	0.34	4.35	2.88	0.32	4.06	1.01	73.43	1.50	34.69	148.38	12.11	173.64	37.17	0.30	1.92	66.67
JFBI	Jefferson Bancshares Inc of TN	29.10	29.10	1.24	4.14	3.74	1.27	4.22	0.92	85.41	1.20	26.73	116.24	33.82	116.24	26.20	0.20	1.53	40.82
KFED	K-Fed Bancorp MHC of CA (39.1)	15.05	14.30	0.73	4.84	2.16	0.70	4.68	NA	NA	0.45	NM	222.47	33.48	234.12	NM	0.20	1.44	66.67
KNBT	KNBT Bancorp, Inc. of PA	16.83	14.88	-0.02	-0.09	-0.06	0.72	4.22	0.21	204.08	1.03	NM	126.09	21.23	142.60	34.57	0.20	1.26	NM
LSBX	LSB Corp of No. Andover MA*	11.48	11.48	1.30	11.00	7.66	1.86	15.76	NA	NA	1.78	13.05	138.87	15.94	138.87	9.11	0.56	3.04	39.72
LSBI	LSB Fin. Corp. of Lafayette IN*	8.41	8.41	0.84	9.87	7.36	0.74	8.70	1.83	43.97	0.89	13.59	128.58	10.82	128.58	15.41	0.64	2.42	32.82
LARL	Laurel Capital Group Inc of PA	8.98	7.85	0.59	6.59	3.96	0.59	6.52	0.50	127.85	0.99	25.27	164.57	14.78	188.30	25.54	0.80	3.40	NM
LNCB	Lincoln Bancorp of IN	12.22	8.84	0.59	4.48	3.73	0.60	4.54	NA	NA	0.97	26.79	99.36	12.14	137.36	26.41	0.56	2.99	NM
MAFB	MAF Bancorp, Inc. of IL	10.06	6.78	1.09	10.96	7.13	1.03	10.27	0.34	110.00	0.52	14.02	146.07	14.70	216.89	14.95	0.92	2.15	30.16
MFBC	MFB Corp. of Mishawaka IN	8.35	8.35	0.63	7.78	7.08	0.40	5.01	0.85	141.92	1.57	14.13	106.49	8.89	106.49	21.96	0.50	1.75	24.75
MASB	MassBank Corp. of Reading MA*	11.27	11.16	0.74	6.66	4.42	0.65	5.87	0.01	NA	0.55	22.61	151.29	17.05	152.82	25.67	1.04	2.74	61.90
MTXC	Matrix Bancorp, Inc. of CO	4.89	4.89	1.22	28.12	26.61	2.40	NM	NA	NA	0.80	3.76	89.24	4.36	89.24	1.91	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.00	7.97	0.81	10.14	5.06	0.71	8.88	NA	NA	1.19	19.78	197.09	15.78	197.98	22.56	0.40	2.27	44.94
MCBF	Monarch Community Bncrp of MI	14.86	11.28	-0.01	-0.07	-0.08	-0.11	-0.69	2.05	42.53	1.08	NM	85.19	12.66	112.24	NM	0.20	1.53	NM
MFSF	MutualFirst Fin. Inc. of IN	10.81	10.70	0.87	7.52	6.16	0.79	6.87	0.64	128.62	0.95	16.23	128.54	13.89	129.84	17.75	0.52	2.12	34.44
NASB	NASB Fin, Inc. of Grandview MO	9.73	9.51	1.97	19.67	7.07	1.23	12.33	1.24	47.58	0.72	14.14	269.59	26.23	275.85	22.55	0.90	2.05	28.94
NHTB	NH Thrift Bancshares of NH	7.20	5.17	0.92	12.70	7.01	0.86	11.93	NA	NA	0.98	14.28	171.17	12.33	238.57	15.20	1.00	2.84	40.49
NVSL	Naug Vlly Fin MHC of CT (45.0)	19.42	19.34	0.03	0.15	0.09	0.54	3.11	0.25	275.87	0.89	NM	169.32	32.88	170.07	NM	0.16	1.39	NM

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 18, 2005

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
NTBK	NetBank, Inc. of Alpharetta GA	8.96	7.25	-0.15	-1.64	-1.63	-1.42	-15.19	1.71	30.93	0.74	NM	103.15	9.24	127.50	NM	0.08	0.87	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.47	6.36	1.16	15.59	6.71	1.15	15.36	0.12	547.51	1.05	14.90	225.96	16.88	265.19	15.12	0.80	2.67	39.80
FFFD	North Central Bancshares of IA	8.98	7.90	1.21	13.05	8.46	1.21	13.05	NA	NA	0.79	11.83	153.89	13.81	174.83	11.83	1.00	2.40	28.33
NEIB	Northeast Indiana Bncrp of IN	11.39	11.39	0.43	3.68	3.33	0.61	5.23	0.84	70.58	0.77	30.01	112.98	12.87	112.98	21.13	0.60	2.90	NM
NEPF	Northeast PA Fin. Corp of PA(8)	6.97	5.76	0.43	6.27	4.10	0.34	4.92	0.63	156.27	2.01	24.41	155.27	10.83	188.07	31.10	0.24	1.06	25.81
NWSB	Northwest Bcrp MHC of PA(43.0)*	8.90	6.44	0.89	10.27	4.86	0.88	10.08	0.62	75.37	0.70	20.58	195.34	17.39	270.05	20.98	0.48	2.20	45.28
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.37	11.37	-0.05	-0.61	-0.27	0.47	5.71	NA	NA	0.43	NM	161.95	18.41	161.95	39.68	0.00	0.00	NM
OCFC	OceanFirst Fin. Corp of NJ	7.21	7.14	0.98	13.17	5.85	0.59	7.92	0.20	283.05	0.69	17.08	222.57	16.04	224.69	28.40	0.80	3.39	57.97
ONFC	Oneida Fincl MHC of NY (42.5)*	12.47	9.32	0.78	6.47	3.42	0.88	7.35	0.14	332.94	0.93	29.20	183.57	22.89	245.70	25.70	0.40	3.11	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.53	21.49	0.71	3.22	3.33	0.71	3.22	NA	NA	0.69	30.02	95.37	20.53	95.52	30.02	0.30	1.69	50.85
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.10	16.10	0.21	1.81	0.90	0.52	4.53	0.22	191.76	0.91	NM	146.88	23.64	146.88	NM	0.20	1.81	NM
PVFC	PVF Capital Corp. of Solon OH	8.07	8.07	0.71	8.46	5.71	0.51	6.12	1.54	35.48	0.67	17.53	144.63	11.68	144.63	24.22	0.30	2.25	39.47
PPBI	Pacific Premier Bncrp of CA	8.10	8.10	1.57	16.35	10.45	1.72	17.88	NA	NA	0.56	9.57	146.36	11.86	146.36	8.75	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.61	8.61	1.24	14.97	7.05	1.24	14.97	0.40	96.44	0.63	14.19	204.87	17.65	204.87	14.19	0.84	3.70	52.50
PFED	Park Bancorp of Chicago IL	11.32	11.32	0.95	8.50	7.65	0.89	8.00	1.20	17.38	0.33	13.08	108.66	12.30	108.66	13.90	0.72	2.32	30.38
PVSA	Parkvale Financial Corp of PA	5.64	3.90	0.61	9.73	6.18	0.58	9.26	0.38	217.21	1.24	16.19	153.31	8.65	222.04	17.02	0.80	2.70	43.72
PRTR	Partners Trust Fin. Grp. of NY*	14.66	7.09	0.64	4.60	2.11	0.81	5.80	0.36	324.69	2.04	NM	100.83	14.78	208.41	37.59	0.24	2.20	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.25	5.75	0.52	7.00	3.78	0.36	4.85	1.06	59.01	1.00	26.45	182.83	13.25	230.34	38.14	0.41	2.50	66.13
PFSB	PennFed Fin. Services of NJ	6.23	6.21	0.71	11.21	6.21	0.72	11.33	0.09	341.44	0.44	16.11	176.44	11.00	177.22	15.95	0.20	1.25	20.20
PFDC	Peoples Bancorp of Auburn IN	13.27	12.71	0.92	7.11	6.24	0.97	7.42	0.45	87.90	0.54	16.03	112.37	14.91	117.33	15.35	0.72	3.30	52.94
PBCT	Peoples Bank MHC of CT (41.8)*	11.20	10.17	1.84	17.55	5.62	0.76	7.25	0.27	253.50	0.91	17.80	296.64	33.21	326.53	NM	1.16	3.06	54.46
PCBI	Peoples Community Bcrp. of OH	8.71	8.01	0.34	4.30	3.37	0.28	3.51	1.03	123.05	1.76	29.70	115.68	10.08	125.74	36.40	0.60	2.66	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.98	12.98	0.73	5.66	4.68	0.73	5.66	1.90	30.18	0.65	21.38	120.31	15.61	120.31	21.38	0.56	3.80	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.26	5.23	0.44	6.06	4.26	0.31	4.31	0.74	67.34	0.99	23.48	141.11	10.24	195.89	33.06	0.32	1.98	46.38
PBCP	Provident Bancorp, Inc. of NY	16.70	9.94	0.70	4.05	2.20	0.85	4.92	0.13	653.83	1.72	NM	136.92	22.87	230.02	37.41	0.16	1.26	57.14
PROV	Provident Fin. Holdings of CA	7.68	7.67	1.25	15.76	9.16	0.40	5.00	0.08	742.58	0.72	10.92	165.78	12.72	165.88	34.40	0.56	2.03	22.22
PULB	Pulaski Fin Cp of St. Louis MO	6.24	6.17	1.12	16.08	5.48	0.58	8.25	0.86	98.02	0.95	18.24	268.97	16.79	272.11	35.56	0.36	1.72	31.30
RPFG	Ranier Pacific Fin Group of WA*	13.14	13.11	0.49	3.32	2.65	0.49	3.32	0.05	NA	1.79	37.77	137.81	18.11	138.13	37.77	0.24	1.35	51.06
RIVR	River Valley Bancorp of IN	8.15	8.14	0.94	10.82	7.02	0.80	9.18	0.69	123.82	1.02	14.24	154.57	12.60	154.79	16.80	0.76	3.53	50.33
RVSB	Riverview Bancorp, Inc. of WA	12.64	10.83	1.23	9.71	6.34	1.43	11.30	0.14	561.51	1.09	15.78	148.25	18.74	173.14	13.55	0.62	2.93	46.27
ROME	Rome Bncp Inc MHC of NY (38.5)(8)*	13.52	13.52	0.92	6.72	2.11	0.87	6.37	0.31	241.25	0.86	NM	315.05	42.60	315.05	NM	0.60	2.22	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	13.40	13.34	-0.22	-2.20	-0.90	0.44	4.40	0.15	338.98	0.71	NM	174.69	23.41	175.51	NM	0.00	0.00	NM
SVBI	Severn Bancorp, Inc. of MD	8.31	8.26	2.07	23.79	7.29	2.00	22.99	0.07	NA	0.85	13.72	295.20	24.52	296.93	14.20	0.22	1.08	14.86
SFFS	Sound Fed Bancorp, Inc. of NY	13.32	11.90	0.63	4.43	3.06	0.64	4.52	0.07	400.14	0.54	32.65	144.42	19.24	161.68	31.96	0.24	1.60	52.17
SSFC	South Street Fin. Corp. of NC	12.03	12.03	0.40	3.35	2.89	0.40	3.35	NA	NA	0.37	34.57	114.42	13.76	114.42	34.57	0.40	4.13	NM
STSA	Sterling Financial Corp of WA	6.64	4.69	0.91	13.95	5.71	0.87	13.43	0.20	354.92	1.14	17.52	194.97	12.95	276.11	18.19	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.15	7.48	0.64	6.61	5.32	0.52	5.38	2.55	32.14	1.11	18.80	125.33	11.47	153.38	23.09	0.36	2.74	51.43
SYNF	Synergy Financial Group of NJ	12.09	12.01	0.53	4.03	2.68	0.53	4.03	0.03	NA	0.78	37.38	152.03	18.39	153.13	37.38	0.16	1.26	47.06
THRD	TF Fin. Corp. of Newtown PA	9.74	9.01	1.06	11.33	7.02	1.06	11.33	0.26	138.98	0.52	14.25	152.79	14.87	165.01	14.25	0.72	2.27	32.29
TONE	TierOne Corp. of Lincoln NE	9.09	7.31	0.94	8.44	5.44	0.92	8.25	NA	NA	1.01	18.39	157.82	14.35	196.14	18.83	0.20	0.84	15.38
TSBK	Timberland Bancorp, Inc. of WA	13.88	12.43	1.22	7.71	6.19	1.21	7.66	0.63	119.26	1.10	16.16	123.96	17.21	138.44	16.27	0.60	2.54	41.10
TRST	TrustCo Bank Corp NY of NY	7.89	7.86	1.99	25.17	6.30	1.68	21.19	0.11	NA	3.98	15.88	NM	31.42	NM	18.86	0.60	4.97	NM
UCBC	Union Community Bancorp of IN	13.01	11.96	0.69	5.22	5.12	0.69	5.22	NA	NA	0.41	19.52	104.67	13.62	113.86	19.52	0.60	3.31	64.52
UCFC	United Community Fin. of OH	11.03	9.44	0.82	7.04	5.04	0.73	6.30	0.97	71.28	0.84	19.82	139.68	15.41	163.29	22.16	0.33	2.92	57.89
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.04	1.01	15.31	0.03	NA	4.96	19.85	293.99	19.42	293.99	20.46	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	14.55	13.94	1.72	11.98	8.98	1.66	11.56	0.13	610.19	1.21	11.13	128.35	18.67	133.92	11.54	0.36	1.88	20.93
WSFS	WSFS Financial Corp. of DE*	7.77	7.73	1.12	13.57	6.22	1.08	13.01	0.22	446.90	1.55	16.07	217.18	16.88	218.40	16.77	0.24	0.41	6.65
WVFC	WVS Financial Corp. of PA	6.92	6.92	0.63	8.86	6.03	0.57	8.04	NA	NA	1.96	16.59	148.29	10.26	148.29	18.30	0.64	3.61	59.81
WFSL	Washington Federal, Inc. of WA	15.06	14.29	1.82	12.25	6.64	1.83	12.33	0.18	183.09	0.47	15.06	179.25	26.99	188.91	14.97	0.76	3.23	48.72
WAYN	Wayne Savings Bancshares of OH	10.52	9.92	0.63	5.95	4.12	0.60	5.68	0.34	79.58	0.49	24.25	144.32	15.18	153.01	25.39	0.48	2.95	71.64
WEFC	Wells Fin. Corp. of Wells MN	12.44	12.44	0.90	7.18	5.69	0.50	4.00	0.29	123.53	0.43	17.58	123.00	15.30	123.00	31.54	0.96	3.14	55.17
WGBC	Willow Grove Bancorp Inc of PA(8)	10.67	10.57	0.74	6.37	4.02	0.69	5.91	0.36	161.43	1.00	24.86	159.63	17.03	161.11	26.77	0.48	2.76	68.57

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT 2
Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CITZ	CFS Bancorp, Inc of Munster IN	-25,033	1,115	-379	0	-24,297	12,385	-1.96
CTZN	Citizens First Bancorp of MI(1)	8,893	-448	152	0	8,597	8,271	1.04
EFC	EFC Bancorp, Inc of Elgin IL(1)	6,473	46	-16	0	6,503	4,745	1.37
FDEF	First Defiance Fin. Corp of OH	10,796	-2,022	687	0	9,461	6,280	1.51
FPFC	First Place Fin. Corp. of OH	11,703	1,208	-411	0	12,500	14,989	0.83
HFFC	HF Financial Corp. of SD	5,733	-827	281	0	5,187	3,555	1.46
MFSF	MutualFirst Fin. Inc. of IN(1)	7,127	-923	314	0	6,518	4,708	1.38
TONE	TierOne Corp. of Lincoln NE	23,865	-868	295	0	23,292	18,288	1.27
UCFC	United Community Fin. of OH	17,865	-3,052	1,038	0	15,851	31,202	0.51

(1) Financial information is for the quarter ending September 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
BankFinancial Corporation
Prices as of February 18, 2005

Final Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	106.98 x	18.85x	19.10x	18.49x	19.80x	19.43x	17.29x
Price-core earnings multiple	=	P/CE	30.24 x	19.74x	19.25x	20.71x	19.66x	21.06x	18.83x
Price-book ratio	=	P/B	74.63%	137.96%	136.46%	134.21%	146.07%	160.65%	151.55%
Price-tangible book ratio	=	P/TB	80.89%	157.20%	153.68%	150.51%	153.68%	176.37%	165.39%
Price-assets ratio	=	P/A	12.01%	13.47%	13.89%	12.92%	12.80%	17.13%	14.88%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,457,000	(Yr End 12/04)	ESOP Stock Purchases (E)	8.00% (4)
Pre-Conversion Core Earnings	$6,200,849	(Yr End 12/04)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	$94,888,000		ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (B)	$74,141,000		Stock Programs Amount (M)	4.00%
Pre-Conversion Assets (A)	$1,492,782,000		Stock Programs Vesting (N)	5.00 years (4)
Reinvest. Rate (Blended Rate):	3.060%		Fixed Expenses	$1,280,405
Tax rate (TAX)	39.75%		Variable Expenses	0.90%
A-T Reinvestment Rate(R)	1.84%		Percent Sold	100.00%
Est. Conversion Expenses (2)(X	1.45%		MHC Assets	$0
Insider Purchases	$4,045,000		Options as % of Offering (O1)	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	37.00%
Foundation Cash Contribution (F	$0		Option Vesting Period (O3)	5.00 years
Foundation Stock Contrib. (FS)	$0		% of Options taxable (O4)	25.00%
Foundation Tax Benefit (Z)	$0			

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1-P/E*PCT*((1-X-E-M-FC-FS)*R-(1-TAX)*E/T-(1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $200,000,000

2. $V = \frac{P/Core\ E * (Y)}{1-P/Core\ E*PCT*((1-X-E-M-C-D)*R-(1-TAX)*E/T-(1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $200,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M)}$ V= $200,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M)}$ V= $200,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $200,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued
Supermaximum	0	26,450,000	0	26,450,000	$10.00	$264,500,000
Maximum	0	23,000,000	0	23,000,000	10.00	230,000,000
Midpoint	0	20,000,000	0	**20,000,000**	10.00	200,000,000
Minimum	0	17,000,000	0	17,000,000	10.00	170,000,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$170,000,000
Less: Estimated Offering Expenses	2,651,600
Net Conversion Proceeds	$167,348,400

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$167,348,400
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(20,400,000)
Net Proceeds Reinvested	$146,948,400
Estimated net incremental rate of return	1.84%
Earnings Increase	$2,709,424
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	409,732
Less: Stock Programs Vesting (3)	819,463
Less: Option Plan Vesting (4)	1,133,001
Net Earnings Increase	$347,228

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$347,228	$1,804,228
12 Months ended December 31, 2004 (core)	$6,200,849	$347,228	$6,548,077

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$146,948,400	$0	$241,836,400
December 31, 2004 (Tangible)	$74,141,000	$146,948,400	$0	$221,089,400

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$146,948,400	$0	$1,639,730,400

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$200,000,000
Less: Estimated Offering Expenses	2,900,000
Net Conversion Proceeds	$197,100,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$197,100,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(24,000,000)
Net Proceeds Reinvested	$173,100,000
Estimated net incremental rate of return	1.84%
Earnings Increase	$3,191,605
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	482,037
Less: Stock Programs Vesting (3)	964,075
Less: Option Plan Vesting (4)	1,332,942
Net Earnings Increase	$412,551

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$412,551	$1,869,551
12 Months ended December 31, 2004 (core)	$6,200,849	$412,551	$6,613,400

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$173,100,000	$0	$267,988,000
December 31, 2004 (Tangible)	$74,141,000	$173,100,000	$0	$247,241,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$173,100,000	$0	$1,665,882,000

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$230,000,000
Less: Estimated Offering Expenses	3,148,400
Net Conversion Proceeds	$226,851,600

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$226,851,600
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(27,600,000)
Net Proceeds Reinvested	$199,251,600
Estimated net incremental rate of return	1.84%
Earnings Increase	$3,673,786
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	554,343
Less: Stock Programs Vesting (3)	1,108,686
Less: Option Plan Vesting (4)	1,532,884
Net Earnings Increase	$477,874

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$477,874	$1,934,874
12 Months ended December 31, 2004 (core)	$6,200,849	$477,874	$6,678,723

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$199,251,600	$0	$294,139,600
December 31, 2004 (Tangible)	$74,141,000	$199,251,600	$0	$273,392,600

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$199,251,600	$0	$1,692,033,600

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$264,500,000
Less: Estimated Offering Expenses	3,434,060
Net Conversion Proceeds	$261,065,940

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$261,065,940
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(31,740,000)
Net Proceeds Reinvested	$229,325,940
Estimated net incremental rate of return	1.84%
Earnings Increase	$4,228,295
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	637,494
Less: Stock Programs Vesting (3)	1,274,989
Less: Option Plan Vesting (4)	1,762,816
Net Earnings Increase	$552,996

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$552,996	$2,009,996
12 Months ended December 31, 2004 (core)	$6,200,849	$552,996	$6,753,845

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$229,325,940	$0	$324,213,940
December 31, 2004 (Tangible)	$74,141,000	$229,325,940	$0	$303,466,940

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$229,325,940	$0	$1,722,107,940

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25 percent taxable.

EXHIBIT 5

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com